Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

SEC Mail Processing Section
JUN 29 2018
Washington DC
406

1. State the name of the applicant: The Nasdaq Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter — Vice President, Office of General Counsel — 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850

18002770

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/2018 (MM/DD/YY) — The Nasdaq Stock Market LLC (Name of applicant)

By: [signature] (Signature) — John M. Yetter, Vice President (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2018 (Year) by Pamela A. Roulette (Notary Public)

My Commission expires July 16, 2020 County of Montgomery State of Maryland

PAMELA A. ROULETTE NOTARY PUBLIC MONTGOMERY COUNTY, MD MY COMMISSION EXPIRES JULY 16, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 28, 2018

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 28, 2018

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, The Nasdaq Stock Market LLC submits its annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

The Nasdaq Stock Market LLC

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaq.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaq.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 6/28/2018)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/28/2018)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

The information is available at http://nasdaqtrader.com/trader.aspx?id=membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G — Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at http://nasdaq.com/about/listing_information.stm. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for The Nasdaq Stock Market LLC are attached. The audited financial statements for The Nasdaq Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2017 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019318000003/ndaq1231201710-k.htm.

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The sole member of the Nasdaq Exchange within the meaning of the Delaware Limited Liability Company Act is Nasdaq, Inc. ("Nasdaq Holdco"). Accordingly, the requested information is provided with respect to the following entities that are beneficial owners of 5% or more of a class of the voting securities of Nasdaq Holdco. Information is derived from filings by Nasdaq Holdco stockholders on SEC Forms 4, 13D, and 13G, and is current as of the respective dates of such filings. The calculations of approximate ownership interest below are based upon 166,559,654 shares of common stock outstanding on February 26, 2018, the record date for Nasdaq Holdco's 2018 annual meeting of stockholders. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in the Nasdaq Holdco's Amended and Restated Certificate of Incorporation.

1. Full legal name: Borse Dubai Limited

Title or status: The holding company for Dubai Financial Market and NASDAQ Dubai. Borse Dubai was created August 6, 2007 to consolidate the Government of Dubai's two stock exchanges as well as current investments in other exchanges.

Date title or status was acquired: As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai, and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

Approximate ownership interest: Approximately 17.9% of this class of stock.

Control status: Borse Dubai does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

2. Full legal name: Investor AB

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB, and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

Approximate ownership interest: Approximately 11.6% of this class of stock.

Control status: Investor AB does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

3. Full legal name: Massachusetts Financial Services Company

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 9, 2018, Massachusetts Financial Services Company indicated that it had beneficial ownership of, and sole dispositive power with respect to 14,235,200 shares and sole voting power with respect to 13,383,339 shares.

Approximate ownership interest: Approximately 8.5% of this class of stock.

Control status: Massachusetts Financial Services Company does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

4. Full legal name: The Vanguard Group, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed February 9, 2018, The Vanguard Group, Inc. indicated that it had beneficial ownership of 11,825,546 shares, sole voting power with respect to 162,274 shares, shared voting power with respect to 24,396 shares, sole dispositive power with respect to 11,645,370 shares and shared dispositive power with respect to 180,176 shares. The Schedule 13G/A includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (126,962 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (87,708 shares).

Approximate ownership interest: Approximately 7.1% of this class of stock.

Control status: The Vanguard Group, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

5. Full legal name: BlackRock, Inc.

Title or status: Institutional investor

Date title or status was acquired: As of the record date, based solely on information included in a Schedule 13G/A, filed January 23, 2018, BlackRock, Inc. indicated that it had beneficial ownership of and sole dispositive power with respect to 9,043,188 shares and sole voting power with respect to 8,037,939 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock Life Limited; BlackRock International Limited; BlackRock Advisors, LLC; BlackRock Capital Management, Inc.; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset

Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd.

Approximate ownership interest: Approximately 5.4% of this class of stock.

Control status: BlackRock, Inc. does not control Nasdaq Holdco within the meaning of the definition of control in Form 1.

Exhibit L Membership Criteria.

The information is available at http://nasdaq.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 28, 2018

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.
2. BoardVantage, Inc.
3. Boston Stock Exchange Clearing Corporation
4. BWise Internal Control, Inc.
5. Channel Capital Group Inc.
6. Consolidated Securities Source LLC
7. Content Services, LLC
8. Curzon Street Acquisition, LLC
9. Dianum, LLC (sold in 2018)
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. ETC Acquisition Corp.
13. eVestment Alliance Holdings, Inc.
14. eVestment Alliance Holdings, LLC
15. eVestment Alliance, LLC
16. eVestment, Inc.
17. ExactEquity, LLC
18. Execution Access, LLC
19. FinQloud LLC
20. FINRA/NASDAQ Trade Reporting Facility LLC
21. FTEN, Inc.
22. Fundspire, Inc.
23. Global Network Content Services, LLC
24. GlobeNewswire, Inc.
25. GraniteBlock, Inc.
26. Granite Redux, Inc.
27. Inet Futures Exchange, LLC
28. International Securities Exchange Holdings, Inc.
29. ISE ETF Ventures LLC
30. Kleos Managed Services Holdings, LLC
31. Kleos Managed Services, L.P.
32. Longitude LLC
33. Marketwire, Inc. (sold in 2018)
34. MW Holdco (2006) Inc. (sold in 2018)
35. Nasdaq BX, Inc.
36. Nasdaq Capital Markets Advisory LLC
37. Nasdaq Commodities Clearing LLC
38. Nasdaq Corporate Services, LLC
39. Nasdaq Corporate Solutions, LLC
40. NASDAQ Energy Futures, LLC
41. Nasdaq Execution Services, LLC

---

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

42. NASDAQ Futures, Inc.
43. Nasdaq GEMX, LLC
44. NASDAQ Global, Inc.
45. Nasdaq, Inc.
46. Nasdaq Information, LLC
47. Nasdaq International Market Initiatives, Inc.
48. Nasdaq ISE, LLC
49. Nasdaq MRX, LLC
50. NASDAQ OMX BX Equities LLC
51. NASDAQ OMX (San Francisco) Insurance LLC
52. Nasdaq PHLX LLC
53. Nasdaq Technology Services, LLC
54. Norway Acquisition LLC
55. NPM Securities, LLC
56. Operations & Compliance Network, LLC
57. Public Plan IQ Limited Liability Company
58. SecondMarket Labs, LLC
59. SecondMarket Solutions, Inc.
60. SMTX, LLC
61. Strategic Financial Solutions, LLC
62. Sybenetix Inc.
63. The Nasdaq Options Market LLC
64. The NASDAQ Private Market, LLC
65. The Options Clearing Corporation
66. The Stock Clearing Corporation of Philadelphia
67. U.S. Exchange Holdings, Inc.

Non-U.S. Entities

1. 2157971 Ontario Ltd
2. AB "Lietuvos centrinis vertybinių popierių depozitoriumas" (dissolved in 2017)
3. AB Nasdaq Vilnius
4. AS eCSD Expert
5. AS Eesti Väärtpaberikeskus (dissolved in 2017)
6. AS Latvijas Centralais depozitarijs (dissolved in 2017)
7. AS Pensionikeskus
8. BoardVantage (HK) Limited
9. BoardVantage (UK) Limited
10. BoardVantage Singapore Pte. Limited
11. BWise Beheer B.V.
12. BWise B.V.
13. BWise Germany GmbH
14. BWISE Holding B.V.
15. Clearing Control CC AB
16. Curzon Street Holdings Limited
17. Egypt for Information Dissemination Company
18. Eignarhaldsfelagid Verdbrefathing hf.
19. Ensoleillement Inc.

20. eVestment Alliance Australia Pty Ltd
21. eVestment Alliance Hong Kong Limited
22. eVestment Alliance (UK) Limited
23. Farm Church Holdings ULC (dissolved in 2017)
24. Hugin AS (dissolved in 2017)
25. Indxis Limited
26. LLC "SYBENETIX UKRAINE"
27. Longitude S.A.
28. Marketwire China Holding (HK) Ltd.
29. Marketwired UK Ltd (sold in 2018)
30. Nasdaq AB
31. Nasdaq (Asia Pacific) Pte. Ltd.
32. Nasdaq Australia Holding Pty Ltd
33. Nasdaq Broker Services AB
34. Nasdaq Canada Inc.
35. Nasdaq Clearing AB
36. Nasdaq Copenhagen A/S
37. Nasdaq Corporate Solutions Canada ULC (sold in 2018)
38. Nasdaq Corporate Solutions (India) Private Limited
39. Nasdaq Corporate Solutions International Limited
40. Nasdaq CSD Iceland hf.
41. Nasdaq CSD SE
42. Nasdaq CXC Limited
43. Nasdaq Exchange and Clearing Services AB
44. Nasdaq France SAS
45. Nasdaq Germany GmbH
46. Nasdaq Helsinki Ltd
47. Nasdaq Holding AB
48. Nasdaq Holding Denmark A/S
49. Nasdaq Holding Luxembourg Sárl
50. Nasdaq Iceland hf.
51. Nasdaq International Limited
52. Nasdaq Korea Ltd.
53. Nasdaq Limited
54. Nasdaq NLX Limited
55. Nasdaq Nordic Ltd
56. NASDAQ OMX Europe Ltd
57. Nasdaq Oslo ASA
58. Nasdaq Pty Ltd
59. Nasdaq Riga, AS
60. Nasdaq Stockholm AB
61. Nasdaq Tallinn AS
62. Nasdaq Technology AB
63. Nasdaq Technology Canada Inc.
64. Nasdaq Technology Energy Systems AS
65. Nasdaq Technology Italy Srl
66. Nasdaq Technology (Japan) Ltd
67. Nasdaq Teknoloji Servisi Limited Sirketi

68. Nasdaq Treasury AB
69. Nasdaq Vilnius Services UAB
70. OMX Netherlands B.V.
71. OMX Netherlands Holding B.V.
72. OMX Treasury Euro AB
73. OMX Treasury Euro Holding AB
74. PerTrac Financial Solutions Hong Kong Limited
75. Shareholder.com B.V.
76. SMARTS (Asia) Ltd
77. SMARTS Broker Compliance Pty Ltd
78. SMARTS Market Surveillance Pty Ltd
79. Sybenetix Limited
80. TopQ Software Limited
81. TOM Broker B.V. (exited our investment in 2017)
82. TOM B.V. (exited our investment in 2017)
83. TOM Holding N.V. (exited our investment in 2017)
84. Whittaker & Garnier Limited

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 28, 2018

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	87
Investments	-
Total Receivables - Net	5,400
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,487**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**20,841**
Total Assets	**26,328**
LIABILITIES	
Total AP and Accrued Expenses	26,769
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	67
Deferred Revenue	103
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**26,939**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**26,939**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	156
Total Retained Earnings	(611,151)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(611)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(611)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,328**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	102
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**102**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**102**
Operating Expenses:	
Compensation and Benefits	1,063
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	70
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	16
Merger Related Expenses Total	0
Total Operating Expenses	**1,149**
Operating Income	**(1,046)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,046)
Income Tax Provisions	**(435)**
Net Income	**(611)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(611)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	256
Investments	-
Total Receivables - Net	10,441
Current Restricted Cash	-
Other Current Assets	19,051
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**29,748**
Long Term Assets:	
Total Property and Equipment - Net	4,427
Goodwill	140,412
Other Intangibles	94,760
Non Current Deferred Taxes	4,596
Other Long Term Assets	460
Total Long Term Assets	**244,655**
Total Assets	**274,403**
LIABILITIES	
Total AP and Accrued Expenses	784
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,724
Deferred Revenue	22,026
Current Portion Capital Leases	-
Other Accrued Liabilities	(84)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**24,450**
Total Long Term Debt	-
Non Current Deferred Tax Liability	26,050
Non-current deferred revenue	1,508
All Other Long Term Liabilities	2,480
Long Term Liabilities	**30,038**
Total Liabilities	**54,488**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516,278
Accumulated Other Comprehensive Income/(Loss)	(1,258)
Total Retained Earnings	23,399,592
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**219,915**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**219,915**
Total Liabilities Non Controlling Interest and Stockholders Equity	**274,403**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	46,890
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**46,890**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**46,890**
Operating Expenses:	
Compensation and Benefits	10,340
Marketing and Advertising	36
Depr and Amortization	9,811
Professional and Contract Services	2,004
Computer Ops and Data Communication	1,616
Occupancy	1,978
Regulatory	0
General Administrative and Other	2,501
Merger Related Expenses Total	347
Total Operating Expenses	**28,634**
Operating Income	**18,256**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	80
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,336
Income Tax Provisions	**(4,947)**
Net Income	**23,283**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**23,283**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	57
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,400**
Total Assets	**1,474**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	366
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**366**
Total Liabilities	**307**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204,434
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,037,030)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,167**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,167**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,474**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(193)**
Net Income	**191**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**191**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Internal Control, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	5,079
Investments	-
Total Receivables - Net	3,192
Current Restricted Cash	-
Other Current Assets	(3,094)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,177**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(79)
Other Long Term Assets	-
Total Long Term Assets	**(79)**
Total Assets	**5,098**
LIABILITIES	
Total AP and Accrued Expenses	439
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	761
Deferred Revenue	3,171
Current Portion Capital Leases	-
Other Accrued Liabilities	(824)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,546**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(2)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(2)**
Total Liabilities	**3,544**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(2,314,672)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,868,306
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,554**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,554**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,098**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Internal Control, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(1)
Corporate Services	12,185
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**12,185**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,185**
Operating Expenses:	
Compensation and Benefits	5,602
Marketing and Advertising	227
Depr and Amortization	0
Professional and Contract Services	3,477
Computer Ops and Data Communication	98
Occupancy	594
Regulatory	0
General Administrative and Other	373
Merger Related Expenses Total	0
Total Operating Expenses	**10,371**
Operating Income	**1,814**
Total Interest Income	0
Total Interest Expense	(31)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,783
Income Tax Provisions	**609**
Net Income	**1,174**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,174**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	248
Investments	-
Total Receivables - Net	2,094
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,342**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	593
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**881**
Total Assets	**3,223**
LIABILITIES	
Total AP and Accrued Expenses	2,994
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(1)
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,993**
Total Long Term Debt	-
Non Current Deferred Tax Liability	155
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**155**
Total Liabilities	**3,148**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	59
Total Retained Earnings	75,078
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**75**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**75**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,223**

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	2
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	7
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**7**
Operating Income	**(4)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**(79)**
Net Income	**75**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**75**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	6

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dianum, LLC
(in thousands, unaudited)

Notes: sold in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,980
Current Restricted Cash	-
Other Current Assets	52,761
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**54,741**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	6,573
Other Intangibles	432
Non Current Deferred Taxes	43
Other Long Term Assets	-
Total Long Term Assets	**7,060**
Total Assets	**61,800**
LIABILITIES	
Total AP and Accrued Expenses	85
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	7,268
Current Portion Capital Leases	-
Other Accrued Liabilities	29
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,382**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,187
Non-current deferred revenue	67
All Other Long Term Liabilities	556
Long Term Liabilities	**1,809**
Total Liabilities	**9,191**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,580,758
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	48,028,514
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**52,609**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,609**
Total Liabilities Non Controlling Interest and Stockholders Equity	**61,800**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	19,479
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**19,479**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**19,479**
Operating Expenses:	
Compensation and Benefits	5
Marketing and Advertising	0
Depr and Amortization	61
Professional and Contract Services	23
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	291
Merger Related Expenses Total	0
Total Operating Expenses	**380**
Operating Income	**19,100**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,100
Income Tax Provisions	**6,627**
Net Income	**12,473**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,473**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	202
Investments	100
Total Receivables - Net	3,312
Current Restricted Cash	-
Other Current Assets	61,345
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**64,960**
Long Term Assets:	
Total Property and Equipment - Net	825
Goodwill	82,417
Other Intangibles	132,765
Non Current Deferred Taxes	-
Other Long Term Assets	42
Total Long Term Assets	**216,049**
Total Assets	**281,008**
LIABILITIES	
Total AP and Accrued Expenses	594
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,808
Deferred Revenue	36
Current Portion Capital Leases	-
Other Accrued Liabilities	154
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,592**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	296
All Other Long Term Liabilities	0
Long Term Liabilities	**296**
Total Liabilities	**2,887**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	51,732,012
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**278,121**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**278,121**
Total Liabilities Non Controlling Interest and Stockholders Equity	**281,008**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(19)
Corporate Services	0
Global Information Services	26,767
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**26,748**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**26,748**
Operating Expenses:	
Compensation and Benefits	3,711
Marketing and Advertising	232
Depr and Amortization	3,009
Professional and Contract Services	2,356
Computer Ops and Data Communication	1,304
Occupancy	136
Regulatory	0
General Administrative and Other	1,213
Merger Related Expenses Total	0
Total Operating Expenses	**11,959**
Operating Income	**14,789**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14,789
Income Tax Provisions	**0**
Net Income	**14,789**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**14,789**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current Restricted Cash	-
Other Current Assets	88
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**4,253**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**4,253**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159,395
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	88,669
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,248**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,248**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,253**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	75
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**75**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**75**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**75**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	75
Income Tax Provisions	**32**
Net Income	**43**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**43**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	86,841
Current Restricted Cash	-
Other Current Assets	59
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**86,901**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	432,030
Total Long Term Assets	**539,185**
Total Assets	**626,086**
LIABILITIES	
Total AP and Accrued Expenses	194,006
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	96
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**194,102**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(5)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(5)**
Total Liabilities	**194,097**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	432,029,818
Accumulated Other Comprehensive Income/(Loss)	28,936
Total Retained Earnings	(69,963)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**431,989**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,989**
Total Liabilities Non Controlling Interest and Stockholders Equity	**626,086**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(113)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(113)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(113)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**3**
Operating Income	**(116)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(116)
Income Tax Provisions	**(46)**
Net Income	**(70)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(70)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	432,030
Total Long Term Assets	**432,030**
Total Assets	**432,030**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	432,029,818
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**432,030**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**432,030**
Total Liabilities Non Controlling Interest and Stockholders Equity	**432,030**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10,575
Investments	-
Total Receivables - Net	285,965
Current Restricted Cash	-
Other Current Assets	1,547
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**298,087**
Long Term Assets:	
Total Property and Equipment - Net	6,888
Goodwill	68,175
Other Intangibles	284,899
Non Current Deferred Taxes	5,605
Other Long Term Assets	68
Total Long Term Assets	**365,636**
Total Assets	**663,723**
LIABILITIES	
Total AP and Accrued Expenses	137,658
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,205
Deferred Revenue	30,324
Current Portion Capital Leases	-
Other Accrued Liabilities	294
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**172,481**
Total Long Term Debt	-
Non Current Deferred Tax Liability	75,693
Non-current deferred revenue	-
All Other Long Term Liabilities	10,118
Long Term Liabilities	**85,811**
Total Liabilities	**258,292**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,434,730
Accumulated Other Comprehensive Income/(Loss)	26,389
Total Retained Earnings	26,969,541
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**405,431**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**405,431**
Total Liabilities Non Controlling Interest and Stockholders Equity	**663,723**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	5,067
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**5,067**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,067**
Operating Expenses:	
Compensation and Benefits	8,473
Marketing and Advertising	131
Depr and Amortization	3,441
Professional and Contract Services	490
Computer Ops and Data Communication	793
Occupancy	394
Regulatory	0
General Administrative and Other	559
Merger Related Expenses Total	3,501
Total Operating Expenses	**17,781**
Operating Income	**(12,715)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,715)
Income Tax Provisions	**(39,684)**
Net Income	**26,970**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**26,970**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	4,386
Investments	-
Total Receivables - Net	24,418
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**28,804**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	237,390
Other Intangibles	25,850
Non Current Deferred Taxes	-
Other Long Term Assets	484,100
Total Long Term Assets	**747,340**
Total Assets	**776,144**
LIABILITIES	
Total AP and Accrued Expenses	829
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**829**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,880
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,880**
Total Liabilities	**7,709**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,405,709
Accumulated Other Comprehensive Income/(Loss)	(772)
Total Retained Earnings	3,029,607
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**768,435**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**768,435**
Total Liabilities Non Controlling Interest and Stockholders Equity	**776,144**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	550
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**550**
Operating Income	**(550)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(550)
Income Tax Provisions	**(3,580)**
Net Income	**3,030**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,030**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,544
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,544**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,861
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,861**
Total Assets	**3,405**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	123
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**123**
Total Liabilities	**123**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	281,732
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,282**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,282**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,405**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	145
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**145**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**145**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	15
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	11
Merger Related Expenses Total	374
Total Operating Expenses	**400**
Operating Income	**(255)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(255)
Income Tax Provisions	**(164)**
Net Income	**(91)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(91)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	48,218
Investments	-
Total Receivables - Net	811
Current Restricted Cash	250
Other Current Assets	19,025
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**68,304**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(185)
Other Long Term Assets	-
Total Long Term Assets	**(185)**
Total Assets	**68,119**
LIABILITIES	
Total AP and Accrued Expenses	437
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	235
Deferred Revenue	333
Current Portion Capital Leases	-
Other Accrued Liabilities	4,300
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5,305**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	192
Long Term Liabilities	**191**
Total Liabilities	**5,496**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855,255
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	11,768,047
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**62,623**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**62,623**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	29,846
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,846**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(2,968)**
Total Cost of Revenues	**(2,968)**
Revenues less Cost of Revenues	**26,878**
Operating Expenses:	
Compensation and Benefits	960
Marketing and Advertising	6
Depr and Amortization	0
Professional and Contract Services	442
Computer Ops and Data Communication	339
Occupancy	181
Regulatory	53
General Administrative and Other	940
Merger Related Expenses Total	0
Total Operating Expenses	**2,923**
Operating Income	**23,954**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23,954
Income Tax Provisions	**9,576**
Net Income	**14,378**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**14,378**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	9,875
Current Restricted Cash	-
Other Current Assets	58,547
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**68,422**
Long Term Assets:	
Total Property and Equipment - Net	1,242
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**1,247**
Total Assets	**69,668**
LIABILITIES	
Total AP and Accrued Expenses	1,788
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,050
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	324
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**324**
Total Liabilities	**3,162**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	62,506,568
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**66,507**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**66,507**
Total Liabilities Non Controlling Interest and Stockholders Equity	**69,668**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	21,119
Corporate Services	0
Global Information Services	10,930
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**32,049**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**32,049**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	25
Depr and Amortization	250
Professional and Contract Services	1,414
Computer Ops and Data Communication	127
Occupancy	0
Regulatory	11,027
General Administrative and Other	356
Merger Related Expenses Total	0
Total Operating Expenses	**13,199**
Operating Income	**18,850**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,850
Income Tax Provisions	**7,745**
Net Income	**11,105**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**11,105**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,530
Current Restricted Cash	-
Other Current Assets	147,881
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**151,410**
Long Term Assets:	
Total Property and Equipment - Net	1,958
Goodwill	585,835
Other Intangibles	54,959
Non Current Deferred Taxes	970
Other Long Term Assets	52,649
Total Long Term Assets	**696,370**
Total Assets	**847,781**
LIABILITIES	
Total AP and Accrued Expenses	507
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	237
Deferred Revenue	165
Current Portion Capital Leases	-
Other Accrued Liabilities	1,727
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,636**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(140,607)
Non-current deferred revenue	-
All Other Long Term Liabilities	182
Long Term Liabilities	**(140,426)**
Total Liabilities	**(137,790)**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,446,197,690
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(460,626,803)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**985,571**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**985,571**
Total Liabilities Non Controlling Interest and Stockholders Equity	**847,781**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(1,965)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	18,185
Other Revenues	12
Total Revenues	**16,232**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**3**
Total Cost of Revenues	**3**
Revenues less Cost of Revenues	**16,235**
Operating Expenses:	
Compensation and Benefits	1,125
Marketing and Advertising	0
Depr and Amortization	10,977
Professional and Contract Services	2,214
Computer Ops and Data Communication	4,181
Occupancy	419
Regulatory	0
General Administrative and Other	1,600
Merger Related Expenses Total	0
Total Operating Expenses	**20,516**
Operating Income	**(4,281)**
Total Interest Income	7
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,274)
Income Tax Provisions	**62,970**
Net Income	**(67,244)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(67,244)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	100
Investments	-
Total Receivables - Net	1,337
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,437**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**1,437**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,422**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,545
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(61)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**15**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,437**

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**(0)**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	565
Investments	-
Total Receivables - Net	25
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**590**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**590**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	312
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**319**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**319**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180,213
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	90,981
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**271**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**271**
Total Liabilities Non Controlling Interest and Stockholders Equity	**590**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**243**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	155
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**155**
Operating Income	**88**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	88
Income Tax Provisions	**38**
Net Income	**50**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(0)
Current Restricted Cash	-
Other Current Assets	57,387
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**57,386**
Long Term Assets:	
Total Property and Equipment - Net	342
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Total Long Term Assets	**13,026**
Total Assets	**70,412**
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,629
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,661**
Total Long Term Debt	-
Non Current Deferred Tax Liability	41
Non-current deferred revenue	-
All Other Long Term Liabilities	98
Long Term Liabilities	**139**
Total Liabilities	**3,799**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653,376
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	52,959,726
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**66,613**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**66,613**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,412**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	5
Marketing and Advertising	0
Depr and Amortization	226
Professional and Contract Services	1
Computer Ops and Data Communication	3
Occupancy	19
Regulatory	0
General Administrative and Other	107
Merger Related Expenses Total	0
Total Operating Expenses	**362**
Operating Income	**(362)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(362)
Income Tax Provisions	**(149)**
Net Income	**(213)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(213)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	33,238
Total Long Term Assets	**41,793**
Total Assets	**41,793**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,518
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,518**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,888
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**5,888**
Total Liabilities	**8,406**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,237,617
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	149,353
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**33,387**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**33,387**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,793**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(2,453)**
Net Income	**2,453**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,453**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	340
Other Long Term Assets	88,784
Total Long Term Assets	**108,964**
Total Assets	**108,964**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,104
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,104**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,728
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**15,728**
Total Liabilities	**19,832**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,783,529
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	348,467
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**89,132**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**89,132**
Total Liabilities Non Controlling Interest and Stockholders Equity	**108,964**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(6,502)**
Net Income	**6,502**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**6,502**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(4,540)
Current Restricted Cash	-
Other Current Assets	(13,658)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(18,198)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	604,358
Non Current Deferred Taxes	(339)
Other Long Term Assets	131,877
Total Long Term Assets	**1,285,352**
Total Assets	**1,267,154**
LIABILITIES	
Total AP and Accrued Expenses	97,690
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(895)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**96,794**
Total Long Term Debt	-
Non Current Deferred Tax Liability	165,787
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**165,787**
Total Liabilities	**262,581**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,499,875
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	67,072,644
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,004,573**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,004,573**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,267,154**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	11,362
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	900
Total Operating Expenses	**12,262**
Operating Income	**(12,262)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,262)
Income Tax Provisions	**(82,733)**
Net Income	**70,471**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**70,471**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**4**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(4,211)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(4)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	201
Current Restricted Cash	-
Other Current Assets	2,031
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,232**
Long Term Assets:	
Total Property and Equipment - Net	7,174
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,329
Other Long Term Assets	-
Total Long Term Assets	**8,503**
Total Assets	**10,735**
LIABILITIES	
Total AP and Accrued Expenses	95
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,391
Deferred Revenue	60
Current Portion Capital Leases	-
Other Accrued Liabilities	2,493
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,039**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,898
Non-current deferred revenue	-
All Other Long Term Liabilities	24
Long Term Liabilities	**1,922**
Total Liabilities	**8,961**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,511,736
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	262,495
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,774**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,774**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	5,736
Corporate Services	0
Global Information Services	12,348
Market Technology Revenues	0
Other Revenues	368
Total Revenues	**18,451**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,451**
Operating Expenses:	
Compensation and Benefits	10,068
Marketing and Advertising	59
Depr and Amortization	3,176
Professional and Contract Services	4,320
Computer Ops and Data Communication	1,080
Occupancy	1,059
Regulatory	0
General Administrative and Other	1,707
Merger Related Expenses Total	0
Total Operating Expenses	**21,469**
Operating Income	**(3,018)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,018)
Income Tax Provisions	**(1,494)**
Net Income	**(1,524)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,524)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,703
Current Restricted Cash	-
Other Current Assets	1,249
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,952**
Long Term Assets:	
Total Property and Equipment - Net	41
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**41**
Total Assets	**2,993**
LIABILITIES	
Total AP and Accrued Expenses	511
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**494**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**10**
Total Liabilities	**504**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,598,112
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(108,697)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,489**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,489**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,993**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	19
Total Revenues	**19**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**19**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	32
Professional and Contract Services	219
Computer Ops and Data Communication	22
Occupancy	0
Regulatory	0
General Administrative and Other	34
Merger Related Expenses Total	82
Total Operating Expenses	**388**
Operating Income	**(369)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(369)
Income Tax Provisions	**(149)**
Net Income	**(220)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(220)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	141
Investments	-
Total Receivables - Net	515
Current Restricted Cash	334
Other Current Assets	525
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,515**
Long Term Assets:	
Total Property and Equipment - Net	863
Goodwill	35,297
Other Intangibles	7,366
Non Current Deferred Taxes	2,256
Other Long Term Assets	-
Total Long Term Assets	**45,782**
Total Assets	**47,297**
LIABILITIES	
Total AP and Accrued Expenses	754
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,262
Deferred Revenue	277
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,596)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**696**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,879
Non-current deferred revenue	-
All Other Long Term Liabilities	1,179
Long Term Liabilities	**3,059**
Total Liabilities	**3,754**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	45,037,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,494,587)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**43,542**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43,542**
Total Liabilities Non Controlling Interest and Stockholders Equity	**47,297**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	565
Other Revenues	2,011
Total Revenues	**2,576**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,155**
Operating Expenses:	
Compensation and Benefits	7,881
Marketing and Advertising	6
Depr and Amortization	1,734
Professional and Contract Services	5,272
Computer Ops and Data Communication	1,651
Occupancy	243
Regulatory	0
General Administrative and Other	1,062
Merger Related Expenses Total	1,677
Total Operating Expenses	**19,525**
Operating Income	**(4,370)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,370)
Income Tax Provisions	**(1,095)**
Net Income	**(3,275)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3,275)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -MW Holdco (2006) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	0
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	9
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -MW Holdco (2006) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	-
Total Receivables - Net	1,118
Current Restricted Cash	-
Other Current Assets	10
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,141**
Long Term Assets:	
Total Property and Equipment - Net	727
Goodwill	31,048
Other Intangibles	49,302
Non Current Deferred Taxes	(807)
Other Long Term Assets	(2,990)
Total Long Term Assets	**77,279**
Total Assets	**78,420**
LIABILITIES	
Total AP and Accrued Expenses	204
SEC 31a Payable to the SEC	143
Accrued Personnel Costs	9
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	38,532
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**38,889**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,061
Non-current deferred revenue	-
All Other Long Term Liabilities	29
Long Term Liabilities	**13,090**
Total Liabilities	**51,979**

EQUITY	
Common Stock Total	7,500
Common Stock in Treasury Total	-
Additional Paid in Capital	50,226,989
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(23,793,239)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**26,441**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**26,441**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78,420**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	16,543
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,543**
COST OF REVENUES	
Liquidity Rebates	**(4,760)**
Brokerage, Clearance and Exchange Fees	**(627)**
Total Cost of Revenues	**(5,387)**
Revenues less Cost of Revenues	**11,157**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	3
Depr and Amortization	501
Professional and Contract Services	111
Computer Ops and Data Communication	44
Occupancy	(0)
Regulatory	814
General Administrative and Other	276
Merger Related Expenses Total	0
Total Operating Expenses	**1,748**
Operating Income	**9,409**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	9,409
Income Tax Provisions	**6,707**
Net Income	**2,702**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,702**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	555
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	26
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**581**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**581**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	53
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**53**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**53**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672,138
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(144,604)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**528**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**528**
Total Liabilities Non Controlling Interest and Stockholders Equity	**581**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	160
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(11)
Merger Related Expenses Total	0
Total Operating Expenses	**179**
Operating Income	**(179)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(179)
Income Tax Provisions	**(73)**
Net Income	**(106)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(106)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**75**
Total Assets	**75**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	22
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,750
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,772**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**11**
Total Liabilities	**1,783**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,890,693
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,598,423)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,708)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,708)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**75**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	52
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**52**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**52**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	114
Merger Related Expenses Total	(2,927)
Total Operating Expenses	**(2,811)**
Operating Income	**2,863**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,863
Income Tax Provisions	**1,151**
Net Income	**1,712**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,712**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	-
Total Receivables - Net	775
Current Restricted Cash	-
Other Current Assets	59,776
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**60,646**
Long Term Assets:	
Total Property and Equipment - Net	5,593
Goodwill	30,997
Other Intangibles	2,400
Non Current Deferred Taxes	(115)
Other Long Term Assets	18,256
Total Long Term Assets	**57,130**
Total Assets	**117,777**
LIABILITIES	
Total AP and Accrued Expenses	302
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	38
Deferred Revenue	112
Current Portion Capital Leases	-
Other Accrued Liabilities	6,864
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,315**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,469
Non-current deferred revenue	-
All Other Long Term Liabilities	134
Long Term Liabilities	**1,603**
Total Liabilities	**8,918**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,998,537
Accumulated Other Comprehensive Income/(Loss)	139,369
Total Retained Earnings	59,720,495
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**108,858**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**108,858**
Total Liabilities Non Controlling Interest and Stockholders Equity	**117,777**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	10,769
Global Information Services	0
Market Technology Revenues	0
Other Revenues	147
Total Revenues	**10,916**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**24,297**
Operating Expenses:	
Compensation and Benefits	84
Marketing and Advertising	1
Depr and Amortization	1,222
Professional and Contract Services	74
Computer Ops and Data Communication	326
Occupancy	10
Regulatory	0
General Administrative and Other	247
Merger Related Expenses Total	202
Total Operating Expenses	**2,166**
Operating Income	**22,131**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	22,131
Income Tax Provisions	**8,600**
Net Income	**13,530**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**13,530**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	23,075
Current Restricted Cash	-
Other Current Assets	3,121
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**26,196**
Long Term Assets:	
Total Property and Equipment - Net	38,957
Goodwill	215,720
Other Intangibles	34,561
Non Current Deferred Taxes	1,697
Other Long Term Assets	199,650
Total Long Term Assets	**490,586**
Total Assets	**516,781**
LIABILITIES	
Total AP and Accrued Expenses	12,587
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	20,295
Deferred Revenue	4,291
Current Portion Capital Leases	-
Other Accrued Liabilities	86,637
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**123,810**
Total Long Term Debt	-
Non Current Deferred Tax Liability	26,081
Non-current deferred revenue	-
All Other Long Term Liabilities	199
Long Term Liabilities	**26,279**
Total Liabilities	**150,090**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	449,368,073
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(82,676,363)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**366,692**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**366,692**
Total Liabilities Non Controlling Interest and Stockholders Equity	**516,781**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	78,093
Global Information Services	0
Market Technology Revenues	(38)
Other Revenues	2,453
Total Revenues	**80,508**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,338**
Operating Expenses:	
Compensation and Benefits	81,729
Marketing and Advertising	1,620
Depr and Amortization	16,345
Professional and Contract Services	65,750
Computer Ops and Data Communication	11,888
Occupancy	7,961
Regulatory	0
General Administrative and Other	13,315
Merger Related Expenses Total	1,522
Total Operating Expenses	**200,130**
Operating Income	**(10,792)**
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(10,788)
Income Tax Provisions	**(16,014)**
Net Income	**5,225**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,225**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,740
Investments	-
Total Receivables - Net	984
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,724**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**2,724**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,005
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,005**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**3,005**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(281,258)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(281)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(281)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,724**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,264
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2,264**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,264**
Operating Expenses:	
Compensation and Benefits	11
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11**
Operating Income	**2,252**
Total Interest Income	0
Total Interest Expense	(127)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,125
Income Tax Provisions	**802**
Net Income	**1,323**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,323**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	6,268
Investments	192
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	10,364
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**17,074**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**22,653**
LIABILITIES	
Total AP and Accrued Expenses	2,784
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	150
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	59
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,993**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(463)
Non-current deferred revenue	-
All Other Long Term Liabilities	25
Long Term Liabilities	**(438)**
Total Liabilities	**2,555**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	23,307,961
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,209,880)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**20,098**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20,098**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,653**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	24,847
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**24,847**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(22,062)**
Total Cost of Revenues	**(22,062)**
Revenues less Cost of Revenues	**2,786**
Operating Expenses:	
Compensation and Benefits	940
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	94
Computer Ops and Data Communication	21
Occupancy	26
Regulatory	0
General Administrative and Other	108
Merger Related Expenses Total	0
Total Operating Expenses	**1,189**
Operating Income	**1,597**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,597
Income Tax Provisions	**846**
Net Income	**751**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**751**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	3,967
Investments	-
Total Receivables - Net	966
Current Restricted Cash	-
Other Current Assets	6,377
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**11,310**
Long Term Assets:	
Total Property and Equipment - Net	577
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	34
Other Long Term Assets	-
Total Long Term Assets	**611**
Total Assets	**11,921**
LIABILITIES	
Total AP and Accrued Expenses	1,563
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	340
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	172
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,074**
Total Long Term Debt	-
Non Current Deferred Tax Liability	151
Non-current deferred revenue	-
All Other Long Term Liabilities	4
Long Term Liabilities	**154**
Total Liabilities	**2,228**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	36,693,297
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(27,000,096)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**9,693**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,693**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,921**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	7,498
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**7,498**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(15,305)**
Total Cost of Revenues	**(15,305)**
Revenues less Cost of Revenues	**(7,807)**
Operating Expenses:	
Compensation and Benefits	2,575
Marketing and Advertising	195
Depr and Amortization	225
Professional and Contract Services	853
Computer Ops and Data Communication	2,006
Occupancy	400
Regulatory	663
General Administrative and Other	753
Merger Related Expenses Total	0
Total Operating Expenses	**7,672**
Operating Income	**(15,479)**
Total Interest Income	127
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15,352)
Income Tax Provisions	**(6,810)**
Net Income	**(8,542)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8,542)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15,786
Current Restricted Cash	-
Other Current Assets	15,823
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**31,609**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	21
Other Long Term Assets	3,227
Total Long Term Assets	**3,248**
Total Assets	**34,857**
LIABILITIES	
Total AP and Accrued Expenses	4,495
SEC 31a Payable to the SEC	1,372
Accrued Personnel Costs	26
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	550
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6,443**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	120
Long Term Liabilities	**120**
Total Liabilities	**6,563**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035,131
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	15,258,980
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**28,294**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**28,294**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,857**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	120,973
Corporate Services	0
Global Information Services	584
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**121,557**
COST OF REVENUES	
Liquidity Rebates	**(96,955)**
Brokerage, Clearance and Exchange Fees	**(3,957)**
Total Cost of Revenues	**(100,912)**
Revenues less Cost of Revenues	**20,644**
Operating Expenses:	
Compensation and Benefits	91
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	169
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	679
General Administrative and Other	(1)
Merger Related Expenses Total	0
Total Operating Expenses	**943**
Operating Income	**19,701**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	19,701
Income Tax Provisions	**8,004**
Net Income	**11,698**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**11,698**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	580
Current Restricted Cash	-
Other Current Assets	169,469
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**170,077**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	51,093
Other Long Term Assets	4,796,302
Total Long Term Assets	**4,847,395**
Total Assets	**5,017,473**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	215,365
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**216,118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	-
Total Liabilities	**216,118**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412,454
Accumulated Other Comprehensive Income/(Loss)	(101,358,083)
Total Retained Earnings	268,300,576
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,801,355**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,801,355**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,017,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	4,929
Total Interest Expense	(2,582)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,346
Income Tax Provisions	**28,206**
Net Income	**(25,860)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(25,860)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	142,785
Investments	36,636
Total Receivables - Net	41,063
Current Restricted Cash	-
Other Current Assets	418,236
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**638,720**
Long Term Assets:	
Total Property and Equipment - Net	71,878
Goodwill	10,453
Other Intangibles	1,199
Non Current Deferred Taxes	55,022
Other Long Term Assets	10,062,818
Total Long Term Assets	**10,201,371**
Total Assets	**10,840,091**
LIABILITIES	
Total AP and Accrued Expenses	143,070
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	27,864
Deferred Revenue	2,282
Current Portion Capital Leases	-
Other Accrued Liabilities	1,863,550
Current Debt Obligations	479,707
Current liabilities held for sale	-
Current Liabilities	**2,516,474**
Total Long Term Debt	3,727,449
Non Current Deferred Tax Liability	14,398
Non-current deferred revenue	-
All Other Long Term Liabilities	72,108
Long Term Liabilities	**3,813,954**
Total Liabilities	**6,330,428**

EQUITY	
Common Stock Total	1,720,299
Common Stock in Treasury Total	(246,603,591)
Additional Paid in Capital	2,979,013,179
Accumulated Other Comprehensive Income/(Loss)	(54,616,556)
Total Retained Earnings	1,830,149,531
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,509,663**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,509,663**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,840,091**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(15)
Corporate Services	2,303
Global Information Services	108,615
Market Technology Revenues	38
Other Revenues	94,207
Total Revenues	**205,148**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**205,148**
Operating Expenses:	
Compensation and Benefits	179,579
Marketing and Advertising	8,788
Depr and Amortization	11,819
Professional and Contract Services	53,302
Computer Ops and Data Communication	20,520
Occupancy	12,694
Regulatory	0
General Administrative and Other	34,038
Merger Related Expenses Total	14,511
Total Operating Expenses	**335,252**
Operating Income	**(130,104)**
Total Interest Income	2,493
Total Interest Expense	(145,768)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(273,379)
Income Tax Provisions	**(86,108)**
Net Income	**(187,271)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(187,271)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(407)
Current Restricted Cash	-
Other Current Assets	182,973
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**182,565**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**(2)**
Total Assets	**182,563**
LIABILITIES	
Total AP and Accrued Expenses	104
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	17
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**122**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**160**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	181,403,297
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**182,403**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**182,403**
Total Liabilities Non Controlling Interest and Stockholders Equity	**182,563**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	72
Corporate Services	0
Global Information Services	68,168
Market Technology Revenues	0
Other Revenues	31
Total Revenues	**68,271**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**68,271**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	80
Computer Ops and Data Communication	187
Occupancy	0
Regulatory	0
General Administrative and Other	756
Merger Related Expenses Total	0
Total Operating Expenses	**1,023**
Operating Income	**67,248**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	67,248
Income Tax Provisions	**27,939**
Net Income	**39,309**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**39,309**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**20**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**(2)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(288)
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,100
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,811**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**1,811**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642,067
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,433,952)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,792)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,792)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	342
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	9
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**359**
Operating Income	**(359)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(359)
Income Tax Provisions	**(36)**
Net Income	**(323)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(323)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	51,668
Current Restricted Cash	-
Other Current Assets	64,110
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**115,778**
Long Term Assets:	
Total Property and Equipment - Net	8,395
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4,867
Other Long Term Assets	69,464
Total Long Term Assets	**82,726**
Total Assets	**198,504**
LIABILITIES	
Total AP and Accrued Expenses	43,487
SEC 31a Payable to the SEC	3,241
Accrued Personnel Costs	11,179
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(11,353)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**46,554**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10,083
Non-current deferred revenue	-
All Other Long Term Liabilities	4,695
Long Term Liabilities	**14,778**
Total Liabilities	**61,332**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248,462
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	36,923,458
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**137,172**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**137,172**
Total Liabilities Non Controlling Interest and Stockholders Equity	**198,504**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	184,520
Corporate Services	0
Global Information Services	7,594
Market Technology Revenues	0
Other Revenues	1,470
Total Revenues	**193,584**
COST OF REVENUES	
Liquidity Rebates	**(90,872)**
Brokerage, Clearance and Exchange Fees	**(10,147)**
Total Cost of Revenues	**(101,019)**
Revenues less Cost of Revenues	**92,565**
Operating Expenses:	
Compensation and Benefits	9,172
Marketing and Advertising	301
Depr and Amortization	2,109
Professional and Contract Services	866
Computer Ops and Data Communication	5,938
Occupancy	2,635
Regulatory	1,340
General Administrative and Other	(383)
Merger Related Expenses Total	15,256
Total Operating Expenses	**37,234**
Operating Income	**55,331**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	357
Income from Unconsolidated Investees - net	7,387
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	63,075
Income Tax Provisions	**24,272**
Net Income	**38,803**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**38,803**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,337
Current Restricted Cash	-
Other Current Assets	2,460
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,797**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	2,800
Total Long Term Assets	**2,804**
Total Assets	**6,601**
LIABILITIES	
Total AP and Accrued Expenses	122
SEC 31a Payable to the SEC	73
Accrued Personnel Costs	8
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	387
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**590**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	4
Long Term Liabilities	**4**
Total Liabilities	**594**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,190,939
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	816,112
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,007**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,007**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,601**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,351
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2
Total Revenues	**2,354**
COST OF REVENUES	
Liquidity Rebates	**(262)**
Brokerage, Clearance and Exchange Fees	**(200)**
Total Cost of Revenues	**(462)**
Revenues less Cost of Revenues	**1,892**
Operating Expenses:	
Compensation and Benefits	42
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	234
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	391
General Administrative and Other	17
Merger Related Expenses Total	0
Total Operating Expenses	**687**
Operating Income	**1,205**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,213
Income Tax Provisions	**477**
Net Income	**736**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**736**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	9
Total Receivables - Net	9,717
Current Restricted Cash	-
Other Current Assets	290,021
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**299,748**
Long Term Assets:	
Total Property and Equipment - Net	551
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,290
Total Long Term Assets	**1,841**
Total Assets	**301,589**
LIABILITIES	
Total AP and Accrued Expenses	265
SEC 31a Payable to the SEC	17,384
Accrued Personnel Costs	-
Deferred Revenue	292
Current Portion Capital Leases	-
Other Accrued Liabilities	3,692
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**21,633**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	137
Long Term Liabilities	**137**
Total Liabilities	**21,770**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,299,810)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	295,118,693
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**279,819**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**279,819**
Total Liabilities Non Controlling Interest and Stockholders Equity	**301,589**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	140,876
Corporate Services	0
Global Information Services	24,877
Market Technology Revenues	0
Other Revenues	222
Total Revenues	**165,975**
COST OF REVENUES	
Liquidity Rebates	**(66,169)**
Brokerage, Clearance and Exchange Fees	**(47,717)**
Total Cost of Revenues	**(113,886)**
Revenues less Cost of Revenues	**52,089**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	334
Professional and Contract Services	306
Computer Ops and Data Communication	318
Occupancy	0
Regulatory	696
General Administrative and Other	1,164
Merger Related Expenses Total	0
Total Operating Expenses	**2,818**
Operating Income	**49,271**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,271
Income Tax Provisions	**0**
Net Income	**49,271**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**49,271**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,771
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,771**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(76)
Other Long Term Assets	-
Total Long Term Assets	**17,260**
Total Assets	**19,031**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,259
Non-current deferred revenue	-
All Other Long Term Liabilities	42
Long Term Liabilities	**1,301**
Total Liabilities	**1,301**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,712,981
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,983,677)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,729**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,729**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,031**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(669)**
Net Income	**669**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**669**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	10
Total Receivables - Net	31,879
Current Restricted Cash	-
Other Current Assets	11,713
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**43,615**
Long Term Assets:	
Total Property and Equipment - Net	40,083
Goodwill	503,610
Other Intangibles	275,552
Non Current Deferred Taxes	12,975
Other Long Term Assets	54,165
Total Long Term Assets	**886,385**
Total Assets	**930,000**
LIABILITIES	
Total AP and Accrued Expenses	1,889
SEC 31a Payable to the SEC	12,885
Accrued Personnel Costs	4,313
Deferred Revenue	46
Current Portion Capital Leases	-
Other Accrued Liabilities	209,313
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**228,446**
Total Long Term Debt	-
Non Current Deferred Tax Liability	86,487
Non-current deferred revenue	-
All Other Long Term Liabilities	44,753
Long Term Liabilities	**131,240**
Total Liabilities	**359,685**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458,377
Accumulated Other Comprehensive Income/(Loss)	(7,154,823)
Total Retained Earnings	504,011,385
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**570,315**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**570,315**
Total Liabilities Non Controlling Interest and Stockholders Equity	**930,000**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	273,962
Corporate Services	0
Global Information Services	17,084
Market Technology Revenues	0
Other Revenues	308
Total Revenues	**291,355**
COST OF REVENUES	
Liquidity Rebates	**(127,849)**
Brokerage, Clearance and Exchange Fees	**(38,791)**
Total Cost of Revenues	**(166,640)**
Revenues less Cost of Revenues	**124,715**
Operating Expenses:	
Compensation and Benefits	12,487
Marketing and Advertising	142
Depr and Amortization	12,215
Professional and Contract Services	2,633
Computer Ops and Data Communication	2,099
Occupancy	577
Regulatory	4,152
General Administrative and Other	3,592
Merger Related Expenses Total	5
Total Operating Expenses	**37,902**
Operating Income	**86,812**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	7,545
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	94,357
Income Tax Provisions	**(11,966)**
Net Income	**106,323**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**106,323**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	78
Current Restricted Cash	-
Other Current Assets	327,898
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**327,976**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(851)
Other Long Term Assets	-
Total Long Term Assets	**(851)**
Total Assets	**327,125**
LIABILITIES	
Total AP and Accrued Expenses	2,317
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(279)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,037**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,037**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	305,087,419
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**325,087**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**325,087**
Total Liabilities Non Controlling Interest and Stockholders Equity	**327,125**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	95,864
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**95,864**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**95,864**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	19
Depr and Amortization	0
Professional and Contract Services	1,129
Computer Ops and Data Communication	35
Occupancy	18,318
Regulatory	0
General Administrative and Other	1,861
Merger Related Expenses Total	0
Total Operating Expenses	**21,361**
Operating Income	**74,502**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	74,502
Income Tax Provisions	**(717)**
Net Income	**75,220**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**75,220**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20,321
Total Long Term Assets	**20,321**
Total Assets	**31,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	23,547,634
Accumulated Other Comprehensive Income/(Loss)	(31,405)
Total Retained Earnings	7,858,370
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**31,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	550
Investments	-
Total Receivables - Net	1,589
Current Restricted Cash	-
Other Current Assets	34
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,173**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,173**
LIABILITIES	
Total AP and Accrued Expenses	1,771
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,783**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,783**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	550,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(160,136)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**390**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**390**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,173**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(12)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	(29)
General Administrative and Other	15
Merger Related Expenses Total	0
Total Operating Expenses	**(25)**
Operating Income	**25**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	25
Income Tax Provisions	**103**
Net Income	**(78)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(78)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	750
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**750**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**750**
LIABILITIES	
Total AP and Accrued Expenses	303
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**303**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**303**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	446,550
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**447**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**447**
Total Liabilities Non Controlling Interest and Stockholders Equity	**750**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	750
Other Revenues	0
Total Revenues	**750**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**750**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**750**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	750
Income Tax Provisions	**303**
Net Income	**447**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**447**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	174
Investments	-
Total Receivables - Net	34
Current Restricted Cash	-
Other Current Assets	2
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**209**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	3,164
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**4,429**
Total Assets	**4,638**
LIABILITIES	
Total AP and Accrued Expenses	98
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	1
Current Portion Capital Leases	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**99**
Total Long Term Debt	-
Non Current Deferred Tax Liability	838
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**838**
Total Liabilities	**937**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,313,588
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	387,558
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,701**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,701**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,638**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	16
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	36
Professional and Contract Services	8
Computer Ops and Data Communication	5
Occupancy	4
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**57**
Operating Income	**(41)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(41)
Income Tax Provisions	**(428)**
Net Income	**388**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**388**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	81
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**81**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	892
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**892**
Total Assets	**973**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(23)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(23)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(171)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(171)**
Total Liabilities	**(194)**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,621,611
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(454,738)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,167**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,167**
Total Liabilities Non Controlling Interest and Stockholders Equity	**973**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	324
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**332**
Operating Income	**(332)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(332)
Income Tax Provisions	**(118)**
Net Income	**(214)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(214)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	483
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	105
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**588**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**9,243**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	783
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**802**
Total Long Term Debt	-
Non Current Deferred Tax Liability	332
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**332**
Total Liabilities	**1,134**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358,157
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(248,385)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,110**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,110**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,243**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	167
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**167**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**167**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	331
Computer Ops and Data Communication	600
Occupancy	0
Regulatory	0
General Administrative and Other	24
Merger Related Expenses Total	0
Total Operating Expenses	**955**
Operating Income	**(787)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(787)
Income Tax Provisions	**(456)**
Net Income	**(331)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(331)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	4,733
Investments	-
Total Receivables - Net	42
Current Restricted Cash	426
Other Current Assets	221
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,422**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**198**
Total Assets	**5,620**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,948
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,963**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**10**
Total Liabilities	**3,973**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,146,895
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,647**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,647**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	2,545
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2,545**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,545**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	965
Computer Ops and Data Communication	(632)
Occupancy	0
Regulatory	(3)
General Administrative and Other	34
Merger Related Expenses Total	0
Total Operating Expenses	**366**
Operating Income	**2,180**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,180
Income Tax Provisions	**992**
Net Income	**1,187**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,187**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	7,174
Investments	-
Total Receivables - Net	33,596
Current Restricted Cash	-
Other Current Assets	58
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**40,827**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	3,798
Other Intangibles	34,512
Non Current Deferred Taxes	-
Other Long Term Assets	611
Total Long Term Assets	**38,945**
Total Assets	**79,772**
LIABILITIES	
Total AP and Accrued Expenses	12,393
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	81
Deferred Revenue	1,527
Current Portion Capital Leases	-
Other Accrued Liabilities	19
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**14,021**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,186
Non-current deferred revenue	-
All Other Long Term Liabilities	113
Long Term Liabilities	**9,299**
Total Liabilities	**23,320**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,069,885
Accumulated Other Comprehensive Income/(Loss)	67,182
Total Retained Earnings	4,314,914
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**56,452**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**56,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**79,772**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	592
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**592**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**592**
Operating Expenses:	
Compensation and Benefits	307
Marketing and Advertising	0
Depr and Amortization	390
Professional and Contract Services	0
Computer Ops and Data Communication	3
Occupancy	90
Regulatory	0
General Administrative and Other	90
Merger Related Expenses Total	0
Total Operating Expenses	**879**
Operating Income	**(287)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(287)
Income Tax Provisions	**(4,602)**
Net Income	**4,315**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4,315**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	838
Investments	-
Total Receivables - Net	358
Current Restricted Cash	-
Other Current Assets	207
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,404**
Long Term Assets:	
Total Property and Equipment - Net	595
Goodwill	-
Other Intangibles	1,558
Non Current Deferred Taxes	-
Other Long Term Assets	8,908
Total Long Term Assets	**11,061**
Total Assets	**12,465**
LIABILITIES	
Total AP and Accrued Expenses	1,213
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	906
Deferred Revenue	0
Current Portion Capital Leases	-
Other Accrued Liabilities	20,070
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**22,189**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	(166)
Long Term Liabilities	**(166)**
Total Liabilities	**22,022**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,748,957
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(32,305,764)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(9,557)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(9,557)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,465**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	105
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,087
Total Revenues	**1,192**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,192**
Operating Expenses:	
Compensation and Benefits	4,050
Marketing and Advertising	106
Depr and Amortization	268
Professional and Contract Services	1,295
Computer Ops and Data Communication	406
Occupancy	(20)
Regulatory	(5)
General Administrative and Other	641
Merger Related Expenses Total	2,632
Total Operating Expenses	**9,373**
Operating Income	**(8,181)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8,181)
Income Tax Provisions	**0**
Net Income	**(8,181)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8,181)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6
Current Restricted Cash	-
Other Current Assets	71
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**78**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**78**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	12
Long Term Liabilities	**12**
Total Liabilities	**15**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	738,887
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(675,699)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**63**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**63**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	189
Investments	-
Total Receivables - Net	77,812
Current Restricted Cash	-
Other Current Assets	68,917
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**146,918**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Total Long Term Assets	**937,459**
Total Assets	**1,084,378**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888,498
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	6,669,335
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,076,558**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,076,558**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,084,378**

Nasdaq, Inc.
Unconsolidated Statement of Income -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,204
Total Revenues	**2,204**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,204**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	12
Merger Related Expenses Total	0
Total Operating Expenses	**12**
Operating Income	**2,192**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,192
Income Tax Provisions	**(4,899)**
Net Income	**7,091**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**7,091**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	580
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(1,235)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(1)**
Net Income	**1**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,736
Investments	-
Total Receivables - Net	349
Current Restricted Cash	-
Other Current Assets	(25)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,059**
Long Term Assets:	
Total Property and Equipment - Net	62
Goodwill	4,901
Other Intangibles	-
Non Current Deferred Taxes	26
Other Long Term Assets	-
Total Long Term Assets	**4,989**
Total Assets	**7,048**
LIABILITIES	
Total AP and Accrued Expenses	51
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	127
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**184**

EQUITY	
Common Stock Total	(55)
Common Stock in Treasury Total	-
Additional Paid in Capital	4,933,492
Accumulated Other Comprehensive Income/(Loss)	(682,060)
Total Retained Earnings	2,613,185
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,865**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,865**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,048**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	1,680
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	259
Total Revenues	**1,939**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,939**
Operating Expenses:	
Compensation and Benefits	902
Marketing and Advertising	14
Depr and Amortization	16
Professional and Contract Services	328
Computer Ops and Data Communication	136
Occupancy	4
Regulatory	29
General Administrative and Other	348
Merger Related Expenses Total	0
Total Operating Expenses	**1,779**
Operating Income	**161**
Total Interest Income	(0)
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	162
Income Tax Provisions	**27**
Net Income	**135**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**135**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	6
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	143
Investments	-
Total Receivables - Net	1
Current Restricted Cash	-
Other Current Assets	(16)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**127**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**81**
Total Assets	**208**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(11)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(9)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**(9)**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	35,392
Accumulated Other Comprehensive Income/(Loss)	71,626
Total Retained Earnings	110,932
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**218**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**218**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	42
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**42**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**42**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**43**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**0**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

Notes: dissolved in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	-
Corporate Services	-
Global Information Services	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-

Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	652
Investments	-
Total Receivables - Net	187
Current Restricted Cash	-
Other Current Assets	(667)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**171**
Long Term Assets:	
Total Property and Equipment - Net	673
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**673**
Total Assets	**844**
LIABILITIES	
Total AP and Accrued Expenses	88
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	86
Deferred Revenue	2
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**182**

EQUITY	
Common Stock Total	228,519
Common Stock in Treasury Total	-
Additional Paid in Capital	414,470
Accumulated Other Comprehensive Income/(Loss)	18,273
Total Retained Earnings	1,081
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**662**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**662**
Total Liabilities Non Controlling Interest and Stockholders Equity	**844**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	490
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	5
Total Revenues	**496**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**496**
Operating Expenses:	
Compensation and Benefits	137
Marketing and Advertising	0
Depr and Amortization	23
Professional and Contract Services	113
Computer Ops and Data Communication	81
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**359**
Operating Income	**136**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	134
Income Tax Provisions	**0**
Net Income	**134**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**134**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (HK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	7
Total Revenues	**7**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	(4)
Depr and Amortization	0
Professional and Contract Services	(11)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	(1)
Total Operating Expenses	**(12)**
Operating Income	**19**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	(80)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(61)
Income Tax Provisions	**(4)**
Net Income	**(57)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(57)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	65
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	284
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**349**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**349**
LIABILITIES	
Total AP and Accrued Expenses	111
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**111**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**111**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28,303
Accumulated Other Comprehensive Income/(Loss)	(8,289)
Total Retained Earnings	217,957
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**238**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**238**
Total Liabilities Non Controlling Interest and Stockholders Equity	**349**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	274
Total Revenues	**274**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**274**
Operating Expenses:	
Compensation and Benefits	19
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	49
Computer Ops and Data Communication	1
Occupancy	33
Regulatory	0
General Administrative and Other	14
Merger Related Expenses Total	19
Total Operating Expenses	**134**
Operating Income	**141**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	141
Income Tax Provisions	**3**
Net Income	**139**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**139**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(4)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**(1)**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Beheer B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(829)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(829)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	49,393
Other Intangibles	18,584
Non Current Deferred Taxes	-
Other Long Term Assets	1,066
Total Long Term Assets	**69,043**
Total Assets	**68,214**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,646
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,646**
Total Liabilities	**4,646**

EQUITY	
Common Stock Total	(257,727)
Common Stock in Treasury Total	-
Additional Paid in Capital	80,005,044
Accumulated Other Comprehensive Income/(Loss)	(2,310,874)
Total Retained Earnings	(13,867,862)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**63,569**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**63,569**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,214**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Beheer B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	1,798
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	172
Merger Related Expenses Total	0
Total Operating Expenses	**1,970**
Operating Income	**(1,970)**
Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,976)
Income Tax Provisions	**(450)**
Net Income	**(1,526)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,526)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	(27)
Investments	-
Total Receivables - Net	7,120
Current Restricted Cash	-
Other Current Assets	(6,885)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**208**
Long Term Assets:	
Total Property and Equipment - Net	9,119
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	6
Total Long Term Assets	**9,125**
Total Assets	**9,333**
LIABILITIES	
Total AP and Accrued Expenses	1,705
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,647
Deferred Revenue	6,234
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**9,598**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**9,598**

EQUITY	
Common Stock Total	257,727
Common Stock in Treasury Total	-
Additional Paid in Capital	6,783,210
Accumulated Other Comprehensive Income/(Loss)	432,465
Total Retained Earnings	(7,738,051)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(265)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(265)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,333**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	23,987
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,836
Total Revenues	**30,823**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(1)**
Total Cost of Revenues	**(1)**
Revenues less Cost of Revenues	**30,823**
Operating Expenses:	
Compensation and Benefits	9,402
Marketing and Advertising	368
Depr and Amortization	1,961
Professional and Contract Services	15,114
Computer Ops and Data Communication	1,959
Occupancy	318
Regulatory	0
General Administrative and Other	2,310
Merger Related Expenses Total	0
Total Operating Expenses	**31,433**
Operating Income	**(611)**
Total Interest Income	0
Total Interest Expense	(70)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(680)
Income Tax Provisions	**0**
Net Income	**(680)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(680)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	381
Investments	-
Total Receivables - Net	3,347
Current Restricted Cash	-
Other Current Assets	1,988
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,717**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	307
Other Long Term Assets	-
Total Long Term Assets	**307**
Total Assets	**6,024**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	106
Deferred Revenue	1,976
Current Portion Capital Leases	-
Other Accrued Liabilities	709
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,827**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**2,827**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	280,113
Accumulated Other Comprehensive Income/(Loss)	(1,082,193)
Total Retained Earnings	3,998,954
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,197**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,197**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	5,555
Global Information Services	0
Market Technology Revenues	0
Other Revenues	431
Total Revenues	**5,986**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,986**
Operating Expenses:	
Compensation and Benefits	584
Marketing and Advertising	25
Depr and Amortization	0
Professional and Contract Services	3,785
Computer Ops and Data Communication	1
Occupancy	35
Regulatory	0
General Administrative and Other	70
Merger Related Expenses Total	0
Total Operating Expenses	**4,501**
Operating Income	**1,485**
Total Interest Income	(1)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,484
Income Tax Provisions	**154**
Net Income	**1,331**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,331**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(3,334)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(3,334)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,749
Total Long Term Assets	**4,749**
Total Assets	**1,415**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,066,459
Accumulated Other Comprehensive Income/(Loss)	47,698
Total Retained Earnings	300,374
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,415**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,415**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,415**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	(24)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(24)
Income Tax Provisions	**0**
Net Income	**(24)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(24)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Clearing Control CC AB
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2017

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(736,926)
Total Retained Earnings	736,926
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	895
Investments	14,962
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,999
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**17,856**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**33,376**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5,421
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5,430**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**5,430**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,949,637
Accumulated Other Comprehensive Income/(Loss)	2,046,719
Total Retained Earnings	9,949,111
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**27,945**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**27,945**
Total Liabilities Non Controlling Interest and Stockholders Equity	**33,376**

Nasdaq, Inc.
Unconsolidated Statement of Income -Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1
Total Revenues	**1**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	13
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	0
Total Operating Expenses	**20**
Operating Income	**(19)**
Total Interest Income	822
Total Interest Expense	(321)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	98
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	580
Income Tax Provisions	**117**
Net Income	**463**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**463**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**0**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024,115
Accumulated Other Comprehensive Income/(Loss)	(23)
Total Retained Earnings	(454)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**115,024**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,024**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,861
Investments	-
Total Receivables - Net	4,097
Current Restricted Cash	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,962**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,615
Other Intangibles	5,324
Non Current Deferred Taxes	-
Other Long Term Assets	7
Total Long Term Assets	**6,945**
Total Assets	**12,907**
LIABILITIES	
Total AP and Accrued Expenses	5,048
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	25
Deferred Revenue	447
Current Portion Capital Leases	-
Other Accrued Liabilities	95
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**5,615**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,597
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,597**
Total Liabilities	**7,212**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340,393
Accumulated Other Comprehensive Income/(Loss)	(22,241)
Total Retained Earnings	(623,206)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,695**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,695**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,907**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(453)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(453)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(453)**
Operating Expenses:	
Compensation and Benefits	103
Marketing and Advertising	0
Depr and Amortization	59
Professional and Contract Services	1
Computer Ops and Data Communication	9
Occupancy	6
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**184**
Operating Income	**(637)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(637)
Income Tax Provisions	**(14)**
Net Income	**(623)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(623)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,993
Current Restricted Cash	-
Other Current Assets	59
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,052**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,398
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	31
Total Long Term Assets	**1,429**
Total Assets	**8,481**
LIABILITIES	
Total AP and Accrued Expenses	6,800
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	202
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,002**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**7,002**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(1,074)
Total Retained Earnings	1,479,920
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,479**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,479**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,481**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	1,985
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,985**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,985**
Operating Expenses:	
Compensation and Benefits	391
Marketing and Advertising	19
Depr and Amortization	0
Professional and Contract Services	6
Computer Ops and Data Communication	2
Occupancy	18
Regulatory	0
General Administrative and Other	48
Merger Related Expenses Total	0
Total Operating Expenses	**484**
Operating Income	**1,501**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,501
Income Tax Provisions	**21**
Net Income	**1,480**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,480**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	3,149
Investments	-
Total Receivables - Net	9,642
Current Restricted Cash	-
Other Current Assets	313
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**13,103**
Long Term Assets:	
Total Property and Equipment - Net	232
Goodwill	8,170
Other Intangibles	46,642
Non Current Deferred Taxes	-
Other Long Term Assets	167
Total Long Term Assets	**55,210**
Total Assets	**68,314**
LIABILITIES	
Total AP and Accrued Expenses	12,120
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	875
Deferred Revenue	4,642
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**17,637**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,076
Non-current deferred revenue	-
All Other Long Term Liabilities	115
Long Term Liabilities	**8,191**
Total Liabilities	**25,828**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,925,561
Accumulated Other Comprehensive Income/(Loss)	1,091,728
Total Retained Earnings	(2,531,482)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**42,486**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**42,486**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(424)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(424)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(424)**
Operating Expenses:	
Compensation and Benefits	1,235
Marketing and Advertising	50
Depr and Amortization	541
Professional and Contract Services	17
Computer Ops and Data Communication	1
Occupancy	70
Regulatory	0
General Administrative and Other	144
Merger Related Expenses Total	0
Total Operating Expenses	**2,058**
Operating Income	**(2,482)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,482)
Income Tax Provisions	**50**
Net Income	**(2,531)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,531)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Farm Church Holdings ULC.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -Farm Church Holdings ULC.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	6
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4
Income Tax Provisions	**(12)**
Net Income	**15**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**15**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	76
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(1,091)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(1,015)**
Long Term Assets:	
Total Property and Equipment - Net	772
Goodwill	1,863
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,635**
Total Assets	**1,620**
LIABILITIES	
Total AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	61
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(3)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**89**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	188
Long Term Liabilities	**188**
Total Liabilities	**277**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743,149
Accumulated Other Comprehensive Income/(Loss)	(199,741)
Total Retained Earnings	(1,200,408)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,343**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,343**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	69
Total Revenues	**69**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**69**
Operating Expenses:	
Compensation and Benefits	427
Marketing and Advertising	0
Depr and Amortization	104
Professional and Contract Services	24
Computer Ops and Data Communication	0
Occupancy	54
Regulatory	0
General Administrative and Other	29
Merger Related Expenses Total	0
Total Operating Expenses	**640**
Operating Income	**(570)**
Total Interest Income	0
Total Interest Expense	(8)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(578)
Income Tax Provisions	**2**
Net Income	**(581)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(581)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	137
Investments	-
Total Receivables - Net	6
Current Restricted Cash	-
Other Current Assets	72
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**214**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**29**
Total Assets	**243**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	55
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**55**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**55**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	46,988
Accumulated Other Comprehensive Income/(Loss)	191,235
Total Retained Earnings	(49,709)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**189**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**189**
Total Liabilities Non Controlling Interest and Stockholders Equity	**243**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	110
Total Revenues	**110**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**110**
Operating Expenses:	
Compensation and Benefits	116
Marketing and Advertising	1
Depr and Amortization	2
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	17
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	19
Total Operating Expenses	**160**
Operating Income	**(50)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(50)
Income Tax Provisions	**0**
Net Income	**(50)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(50)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,422
Investments	-
Total Receivables - Net	3,282
Current Restricted Cash	-
Other Current Assets	(2,681)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,023**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,023**
LIABILITIES	
Total AP and Accrued Expenses	164
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**173**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**173**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,522,802
Accumulated Other Comprehensive Income/(Loss)	299,567
Total Retained Earnings	27,289
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,850**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,850**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,023**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	4,055
Other Revenues	0
Total Revenues	**4,055**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,055**
Operating Expenses:	
Compensation and Benefits	21
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,707
Computer Ops and Data Communication	0
Occupancy	3
Regulatory	0
General Administrative and Other	(45)
Merger Related Expenses Total	466
Total Operating Expenses	**4,151**
Operating Income	**(96)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(97)
Income Tax Provisions	**129**
Net Income	**(225)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(225)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	107
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**120**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,191
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,191**
Total Assets	**2,311**
LIABILITIES	
Total AP and Accrued Expenses	2,297
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(7)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,290**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,290**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,292
Accumulated Other Comprehensive Income/(Loss)	280
Total Retained Earnings	(4,094)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**20**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,311**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	86
Total Revenues	**86**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**86**
Operating Expenses:	
Compensation and Benefits	41
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	19
Merger Related Expenses Total	0
Total Operating Expenses	**101**
Operating Income	**(15)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**1**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwired UK Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	166
Investments	-
Total Receivables - Net	7
Current Restricted Cash	-
Other Current Assets	(170)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,450
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,450**
Total Assets	**1,452**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(7)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**29**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**29**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,629,000
Accumulated Other Comprehensive Income/(Loss)	(148,860)
Total Retained Earnings	(57,194)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,423**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,423**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,452**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwired UK Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	166
Total Revenues	**166**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**197**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	125
Computer Ops and Data Communication	3
Occupancy	14
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	83
Total Operating Expenses	**226**
Operating Income	**(29)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(30)
Income Tax Provisions	**0**
Net Income	**(30)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(30)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10
Investments	-
Total Receivables - Net	16,162
Current Restricted Cash	-
Other Current Assets	(441,497)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(425,325)**
Long Term Assets:	
Total Property and Equipment - Net	517
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	333
Other Long Term Assets	(3,190,976)
Total Long Term Assets	**(3,190,126)**
Total Assets	**(3,615,451)**
LIABILITIES	
Total AP and Accrued Expenses	485
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	869
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	446,690
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**448,044**
Total Long Term Debt	-
Non Current Deferred Tax Liability	33
Non-current deferred revenue	-
All Other Long Term Liabilities	1,513
Long Term Liabilities	**1,546**
Total Liabilities	**449,589**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,887,706)
Accumulated Other Comprehensive Income/(Loss)	324,016,820
Total Retained Earnings	(199,169,437)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(4,065,040)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4,065,040)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,615,451)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	9
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	11,978
Total Revenues	**11,987**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,987**
Operating Expenses:	
Compensation and Benefits	4,533
Marketing and Advertising	91
Depr and Amortization	172
Professional and Contract Services	2,382
Computer Ops and Data Communication	76
Occupancy	8,068
Regulatory	0
General Administrative and Other	670
Merger Related Expenses Total	256
Total Operating Expenses	**16,249**
Operating Income	**(4,262)**
Total Interest Income	0
Total Interest Expense	(3,155)
Dividend and Investment Income	10,945
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	10,945
Income from Unconsolidated Investees - net	(944)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,585
Income Tax Provisions	**790**
Net Income	**1,795**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,795**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	294
Investments	-
Total Receivables - Net	2,144
Current Restricted Cash	-
Other Current Assets	14,117
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**16,555**
Long Term Assets:	
Total Property and Equipment - Net	97
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**97**
Total Assets	**16,652**
LIABILITIES	
Total AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	592
Deferred Revenue	2,013
Current Portion Capital Leases	-
Other Accrued Liabilities	301
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,926**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**2,926**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012,259
Accumulated Other Comprehensive Income/(Loss)	251,646
Total Retained Earnings	12,461,722
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**13,726**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,726**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,652**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,028
Other Revenues	2,011
Total Revenues	**10,038**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,038**
Operating Expenses:	
Compensation and Benefits	3,255
Marketing and Advertising	12
Depr and Amortization	35
Professional and Contract Services	7
Computer Ops and Data Communication	5,206
Occupancy	267
Regulatory	0
General Administrative and Other	455
Merger Related Expenses Total	13
Total Operating Expenses	**9,250**
Operating Income	**789**
Total Interest Income	142
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	931
Income Tax Provisions	**135**
Net Income	**796**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**796**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**17**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	46,932
Other Intangibles	8,333
Non Current Deferred Taxes	-
Other Long Term Assets	4,164
Total Long Term Assets	**59,429**
Total Assets	**59,447**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,500
Non-current deferred revenue	-
All Other Long Term Liabilities	1,688
Long Term Liabilities	**4,188**
Total Liabilities	**4,188**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	76,468,170
Accumulated Other Comprehensive Income/(Loss)	(7,347,659)
Total Retained Earnings	(13,861,534)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**55,259**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**55,259**
Total Liabilities Non Controlling Interest and Stockholders Equity	**59,447**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	819
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**819**
Operating Income	**(819)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(819)
Income Tax Provisions	**(188)**
Net Income	**(631)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(631)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,203
Investments	7,314
Total Receivables - Net	2,815
Current Restricted Cash	-
Other Current Assets	7,100
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**18,432**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2**
Total Assets	**18,434**
LIABILITIES	
Total AP and Accrued Expenses	93
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	518
Deferred Revenue	572
Current Portion Capital Leases	-
Other Accrued Liabilities	2,235
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,419**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,419**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	14,282,522
Accumulated Other Comprehensive Income/(Loss)	(3,797,824)
Total Retained Earnings	4,530,393
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**15,015**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,015**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,434**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	16,200
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	662
Total Revenues	**16,862**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,862**
Operating Expenses:	
Compensation and Benefits	1,760
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	431
Computer Ops and Data Communication	7,652
Occupancy	107
Regulatory	6
General Administrative and Other	1,079
Merger Related Expenses Total	0
Total Operating Expenses	**11,047**
Operating Income	**5,815**
Total Interest Income	(18)
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(9)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,787
Income Tax Provisions	**1,304**
Net Income	**4,483**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4,483**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,702
Investments	-
Total Receivables - Net	23
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,724**
Long Term Assets:	
Total Property and Equipment - Net	305
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**305**
Total Assets	**2,030**
LIABILITIES	
Total AP and Accrued Expenses	1,069
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	419
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(53)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,436**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,160
Long Term Liabilities	**1,160**
Total Liabilities	**2,596**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,135,764
Accumulated Other Comprehensive Income/(Loss)	84,197
Total Retained Earnings	(2,785,744)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(566)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(566)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,030**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Canada, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,873
Total Revenues	**3,873**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,873**
Operating Expenses:	
Compensation and Benefits	2,948
Marketing and Advertising	17
Depr and Amortization	55
Professional and Contract Services	197
Computer Ops and Data Communication	10
Occupancy	(125)
Regulatory	809
General Administrative and Other	192
Merger Related Expenses Total	5
Total Operating Expenses	**4,108**
Operating Income	**(235)**
Total Interest Income	6
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(229)
Income Tax Provisions	**773**
Net Income	**(1,002)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,002)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,615
Investments	115,048
Total Receivables - Net	638
Current Restricted Cash	-
Other Current Assets	84,228
Margin Deposits & Default Fund	3,988,208
Assets held for sale	-
Total Current Assets	**4,189,738**
Long Term Assets:	
Total Property and Equipment - Net	708
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	17
Other Long Term Assets	658,714
Total Long Term Assets	**659,439**
Total Assets	**4,849,177**
LIABILITIES	
Total AP and Accrued Expenses	11,240
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,500
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,988,340
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,001,081**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	97
Long Term Liabilities	**97**
Total Liabilities	**4,001,177**

EQUITY	
Common Stock Total	28,074,666
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,908,526
Accumulated Other Comprehensive Income/(Loss)	187,670,543
Total Retained Earnings	(480,653,668)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**848,000**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**848,000**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,849,177**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	45,537
Corporate Services	0
Global Information Services	517
Market Technology Revenues	778
Other Revenues	1,519
Total Revenues	**48,351**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**48,351**
Operating Expenses:	
Compensation and Benefits	5,578
Marketing and Advertising	35
Depr and Amortization	808
Professional and Contract Services	2,742
Computer Ops and Data Communication	12,484
Occupancy	346
Regulatory	852
General Administrative and Other	2,496
Merger Related Expenses Total	0
Total Operating Expenses	**25,341**
Operating Income	**23,010**
Total Interest Income	(709)
Total Interest Expense	(438)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	22
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	21,884
Income Tax Provisions	**4,482**
Net Income	**17,402**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**17,402**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,280
Investments	-
Total Receivables - Net	6,326
Current Restricted Cash	-
Other Current Assets	46,908
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**54,515**
Long Term Assets:	
Total Property and Equipment - Net	157
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	646
Other Long Term Assets	173
Total Long Term Assets	**976**
Total Assets	**55,491**
LIABILITIES	
Total AP and Accrued Expenses	1,111
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,698
Deferred Revenue	278
Current Portion Capital Leases	-
Other Accrued Liabilities	836
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,923**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,783
All Other Long Term Liabilities	8,332
Long Term Liabilities	**11,115**
Total Liabilities	**15,039**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129,001
Accumulated Other Comprehensive Income/(Loss)	(4,080,206)
Total Retained Earnings	(7,596,797)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**40,452**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**40,452**
Total Liabilities Non Controlling Interest and Stockholders Equity	**55,491**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	18,764
Corporate Services	13,225
Global Information Services	16,572
Market Technology Revenues	0
Other Revenues	2,362
Total Revenues	**50,923**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50,923**
Operating Expenses:	
Compensation and Benefits	6,140
Marketing and Advertising	173
Depr and Amortization	75
Professional and Contract Services	1,629
Computer Ops and Data Communication	3,575
Occupancy	829
Regulatory	676
General Administrative and Other	1,447
Merger Related Expenses Total	0
Total Operating Expenses	**14,542**
Operating Income	**36,380**
Total Interest Income	21
Total Interest Expense	(11)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	36,390
Income Tax Provisions	**8,129**
Net Income	**28,261**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**28,261**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,035
Investments	-
Total Receivables - Net	4,907
Current Restricted Cash	-
Other Current Assets	1,483
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,425**
Long Term Assets:	
Total Property and Equipment - Net	1,636
Goodwill	49,759
Other Intangibles	15,573
Non Current Deferred Taxes	184
Other Long Term Assets	205
Total Long Term Assets	**67,358**
Total Assets	**74,782**
LIABILITIES	
Total AP and Accrued Expenses	1,330
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	920
Deferred Revenue	336
Current Portion Capital Leases	-
Other Accrued Liabilities	1,247
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,834**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,889
Non-current deferred revenue	-
All Other Long Term Liabilities	1,307
Long Term Liabilities	**6,196**
Total Liabilities	**10,030**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	109,252,948
Accumulated Other Comprehensive Income/(Loss)	5,433,955
Total Retained Earnings	(49,934,368)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**64,753**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**64,753**
Total Liabilities Non Controlling Interest and Stockholders Equity	**74,782**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	263
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,912
Total Revenues	**4,175**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**20,212**
Operating Expenses:	
Compensation and Benefits	10,156
Marketing and Advertising	26
Depr and Amortization	2,995
Professional and Contract Services	3,477
Computer Ops and Data Communication	1,905
Occupancy	1,088
Regulatory	0
General Administrative and Other	837
Merger Related Expenses Total	469
Total Operating Expenses	**20,953**
Operating Income	**(741)**
Total Interest Income	10
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(731)
Income Tax Provisions	**0**
Net Income	**(731)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(731)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	6,610
Investments	-
Total Receivables - Net	(57)
Current Restricted Cash	-
Other Current Assets	1,070
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,623**
Long Term Assets:	
Total Property and Equipment - Net	7,125
Goodwill	852
Other Intangibles	-
Non Current Deferred Taxes	184
Other Long Term Assets	1,141
Total Long Term Assets	**9,302**
Total Assets	**16,925**
LIABILITIES	
Total AP and Accrued Expenses	1,797
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,062
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,056)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**803**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**803**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,608,626
Accumulated Other Comprehensive Income/(Loss)	(411,192)
Total Retained Earnings	4,924,339
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**16,122**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,122**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,925**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	2
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,581
Total Revenues	**17,583**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,583**
Operating Expenses:	
Compensation and Benefits	6,601
Marketing and Advertising	45
Depr and Amortization	1,873
Professional and Contract Services	3,012
Computer Ops and Data Communication	525
Occupancy	2,149
Regulatory	0
General Administrative and Other	988
Merger Related Expenses Total	6
Total Operating Expenses	**15,199**
Operating Income	**2,384**
Total Interest Income	7
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,391
Income Tax Provisions	**985**
Net Income	**1,406**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,406**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10,591
Investments	-
Total Receivables - Net	7,164
Current Restricted Cash	-
Other Current Assets	1,227
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**18,982**
Long Term Assets:	
Total Property and Equipment - Net	9,135
Goodwill	92,056
Other Intangibles	11,373
Non Current Deferred Taxes	-
Other Long Term Assets	1,888
Total Long Term Assets	**114,452**
Total Assets	**133,434**
LIABILITIES	
Total AP and Accrued Expenses	980
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	867
Deferred Revenue	1,744
Current Portion Capital Leases	-
Other Accrued Liabilities	624
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,215**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,215**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691,493
Accumulated Other Comprehensive Income/(Loss)	(12,070,297)
Total Retained Earnings	4,597,887
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**129,219**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**129,219**
Total Liabilities Non Controlling Interest and Stockholders Equity	**133,434**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	25,613
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,140
Total Revenues	**42,753**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**79,200**
Operating Expenses:	
Compensation and Benefits	6,974
Marketing and Advertising	66
Depr and Amortization	3,548
Professional and Contract Services	50,459
Computer Ops and Data Communication	4,171
Occupancy	1,321
Regulatory	0
General Administrative and Other	1,545
Merger Related Expenses Total	34
Total Operating Expenses	**68,119**
Operating Income	**11,081**
Total Interest Income	4
Total Interest Expense	(62)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	11,023
Income Tax Provisions	**149**
Net Income	**10,874**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,874**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	3,910
Investments	-
Total Receivables - Net	424
Current Restricted Cash	-
Other Current Assets	2,375
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**6,709**
Long Term Assets:	
Total Property and Equipment - Net	42
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1
Total Long Term Assets	**43**
Total Assets	**6,752**
LIABILITIES	
Total AP and Accrued Expenses	138
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	337
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	710
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,186**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1**
Total Liabilities	**1,187**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,630,515
Accumulated Other Comprehensive Income/(Loss)	(1,469,333)
Total Retained Earnings	2,404,429
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,566**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,566**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,752**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	6,416
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	144
Total Revenues	**6,560**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,560**
Operating Expenses:	
Compensation and Benefits	1,131
Marketing and Advertising	9
Depr and Amortization	18
Professional and Contract Services	524
Computer Ops and Data Communication	348
Occupancy	138
Regulatory	51
General Administrative and Other	1,204
Merger Related Expenses Total	0
Total Operating Expenses	**3,422**
Operating Income	**3,138**
Total Interest Income	250
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,388
Income Tax Provisions	**684**
Net Income	**2,704**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,704**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	8,751
Investments	3,368
Total Receivables - Net	374
Current Restricted Cash	-
Other Current Assets	(4,909)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,585**
Long Term Assets:	
Total Property and Equipment - Net	214
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	2,673
Total Long Term Assets	**2,889**
Total Assets	**10,474**
LIABILITIES	
Total AP and Accrued Expenses	6,014
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	121
Deferred Revenue	9
Current Portion Capital Leases	5
Other Accrued Liabilities	32
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6,182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	9
Long Term Liabilities	**9**
Total Liabilities	**6,191**

EQUITY	
Common Stock Total	6,294,283
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	380,406
Total Retained Earnings	(2,391,182)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,284**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,284**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,474**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,843
Corporate Services	1
Global Information Services	0
Market Technology Revenues	0
Other Revenues	645
Total Revenues	**3,489**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,489**
Operating Expenses:	
Compensation and Benefits	955
Marketing and Advertising	25
Depr and Amortization	112
Professional and Contract Services	328
Computer Ops and Data Communication	325
Occupancy	86
Regulatory	65
General Administrative and Other	791
Merger Related Expenses Total	0
Total Operating Expenses	**2,687**
Operating Income	**802**
Total Interest Income	32
Total Interest Expense	(12)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(0)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	822
Income Tax Provisions	**279**
Net Income	**543**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**543**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	10,451
Investments	-
Total Receivables - Net	3,377
Current Restricted Cash	199
Other Current Assets	147
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**14,174**
Long Term Assets:	
Total Property and Equipment - Net	3,203
Goodwill	59,491
Other Intangibles	74,904
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**137,679**
Total Assets	**151,853**
LIABILITIES	
Total AP and Accrued Expenses	478
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	374
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(947)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(95)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	21,154
Non-current deferred revenue	-
All Other Long Term Liabilities	1,065
Long Term Liabilities	**22,219**
Total Liabilities	**22,124**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024,115
Accumulated Other Comprehensive Income/(Loss)	12,885,544
Total Retained Earnings	1,819,923
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**129,730**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**129,730**
Total Liabilities Non Controlling Interest and Stockholders Equity	**151,853**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	11,693
Corporate Services	0
Global Information Services	6,174
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**17,866**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(25)**
Total Cost of Revenues	**(25)**
Revenues less Cost of Revenues	**17,842**
Operating Expenses:	
Compensation and Benefits	1,623
Marketing and Advertising	29
Depr and Amortization	5,318
Professional and Contract Services	2,519
Computer Ops and Data Communication	1,397
Occupancy	1,524
Regulatory	173
General Administrative and Other	495
Merger Related Expenses Total	0
Total Operating Expenses	**13,078**
Operating Income	**4,764**
Total Interest Income	49
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,813
Income Tax Provisions	**1,265**
Net Income	**3,548**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,548**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	71
Investments	-
Total Receivables - Net	4,481
Current Restricted Cash	-
Other Current Assets	(15,655)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(11,103)**
Long Term Assets:	
Total Property and Equipment - Net	24,675
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**24,675**
Total Assets	**13,572**
LIABILITIES	
Total AP and Accrued Expenses	694
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,545
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,240
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**7,478**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,478**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142,344
Accumulated Other Comprehensive Income/(Loss)	(1,261,780)
Total Retained Earnings	7,212,879
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,093**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,093**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,572**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	24
Corporate Services	0
Global Information Services	0
Market Technology Revenues	41,469
Other Revenues	0
Total Revenues	**41,493**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**41,493**
Operating Expenses:	
Compensation and Benefits	9,337
Marketing and Advertising	6
Depr and Amortization	6,680
Professional and Contract Services	1,177
Computer Ops and Data Communication	21,820
Occupancy	1,077
Regulatory	0
General Administrative and Other	(892)
Merger Related Expenses Total	153
Total Operating Expenses	**39,359**
Operating Income	**2,135**
Total Interest Income	0
Total Interest Expense	(104)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,031
Income Tax Provisions	**640**
Net Income	**1,392**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,392**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	422
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	5,106
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,528**
Long Term Assets:	
Total Property and Equipment - Net	92
Goodwill	-
Other Intangibles	(0)
Non Current Deferred Taxes	583
Other Long Term Assets	116
Total Long Term Assets	**791**
Total Assets	**6,319**
LIABILITIES	
Total AP and Accrued Expenses	79
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	780
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	320
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,180**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,882
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,882**
Total Liabilities	**3,062**

EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(197,957)
Total Retained Earnings	3,454,952
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,257**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,257**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,319**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,690
Total Revenues	**6,690**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,690**
Operating Expenses:	
Compensation and Benefits	5,088
Marketing and Advertising	72
Depr and Amortization	56
Professional and Contract Services	84
Computer Ops and Data Communication	14
Occupancy	604
Regulatory	0
General Administrative and Other	362
Merger Related Expenses Total	1
Total Operating Expenses	**6,281**
Operating Income	**409**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	408
Income Tax Provisions	**184**
Net Income	**225**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**225**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	451
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	2,636
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,087**
Long Term Assets:	
Total Property and Equipment - Net	574
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	34
Total Long Term Assets	**608**
Total Assets	**3,696**
LIABILITIES	
Total AP and Accrued Expenses	183
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	455
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	681
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,318**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,123
Long Term Liabilities	**1,123**
Total Liabilities	**2,442**

EQUITY	
Common Stock Total	(549)
Common Stock in Treasury Total	-
Additional Paid in Capital	316,158
Accumulated Other Comprehensive Income/(Loss)	66,366
Total Retained Earnings	871,734
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,254**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,254**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,696**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,938
Total Revenues	**6,938**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,938**
Operating Expenses:	
Compensation and Benefits	3,476
Marketing and Advertising	6
Depr and Amortization	254
Professional and Contract Services	534
Computer Ops and Data Communication	425
Occupancy	1,342
Regulatory	0
General Administrative and Other	343
Merger Related Expenses Total	50
Total Operating Expenses	**6,429**
Operating Income	**509**
Total Interest Income	(0)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	508
Income Tax Provisions	**226**
Net Income	**282**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**282**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	4,976
Current Restricted Cash	-
Other Current Assets	45,757
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**51,412**
Long Term Assets:	
Total Property and Equipment - Net	143
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	540
Other Long Term Assets	8,587
Total Long Term Assets	**9,270**
Total Assets	**60,682**
LIABILITIES	
Total AP and Accrued Expenses	527
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,012
Deferred Revenue	7
Current Portion Capital Leases	-
Other Accrued Liabilities	29,962
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**31,508**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,627
All Other Long Term Liabilities	-
Long Term Liabilities	**2,627**
Total Liabilities	**34,134**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893,363)
Accumulated Other Comprehensive Income/(Loss)	(11,181,483)
Total Retained Earnings	45,531,209
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**26,456**
Non Controlling Interest	92
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**26,548**
Total Liabilities Non Controlling Interest and Stockholders Equity	**60,682**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	17,394
Corporate Services	6,941
Global Information Services	11,587
Market Technology Revenues	0
Other Revenues	681
Total Revenues	**36,602**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**36,759**
Operating Expenses:	
Compensation and Benefits	3,344
Marketing and Advertising	97
Depr and Amortization	138
Professional and Contract Services	3,189
Computer Ops and Data Communication	2,151
Occupancy	540
Regulatory	385
General Administrative and Other	1,034
Merger Related Expenses Total	0
Total Operating Expenses	**10,878**
Operating Income	**25,881**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	(27,582)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(27,582)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,701)
Income Tax Provisions	**(95)**
Net Income	**(1,606)**
Net (income) expense attributable to noncontrolling interests	(13)
Net Income attributable to Nasdaq, Inc.	**(1,619)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	(7,055)
Investments	-
Total Receivables - Net	3,034,952
Current Restricted Cash	-
Other Current Assets	1,641
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,029,538**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3,962
Other Long Term Assets	(4,122,216)
Total Long Term Assets	**(4,118,255)**
Total Assets	**(1,088,717)**
LIABILITIES	
Total AP and Accrued Expenses	17,216
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	486
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	36,865
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**54,567**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**11**
Total Liabilities	**54,579**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,106,634)
Accumulated Other Comprehensive Income/(Loss)	3,360,935,764
Total Retained Earnings	(359,124,901)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,143,296)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,143,296)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,088,717)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,914
Total Revenues	**2,914**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,914**
Operating Expenses:	
Compensation and Benefits	2,175
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	725
Computer Ops and Data Communication	53
Occupancy	154
Regulatory	0
General Administrative and Other	278
Merger Related Expenses Total	0
Total Operating Expenses	**3,386**
Operating Income	**(473)**
Total Interest Income	29
Total Interest Expense	(112)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(555)
Income Tax Provisions	**1,411**
Net Income	**(1,966)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,966)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	28
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	37,981
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**38,009**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**90,138**
LIABILITIES	
Total AP and Accrued Expenses	13
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	145,913
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**145,926**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**145,926**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045,395)
Accumulated Other Comprehensive Income/(Loss)	23,272,480
Total Retained Earnings	(13,015,562)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(55,788)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(55,788)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**90,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	8
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	106
Total Interest Expense	(2,602)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,504)
Income Tax Provisions	**(575)**
Net Income	**(1,929)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,929)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	221
Investments	-
Total Receivables - Net	449
Current Restricted Cash	-
Other Current Assets	1,093,174
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,093,844**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,303,594**
LIABILITIES	
Total AP and Accrued Expenses	449
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(157)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	4,112,976
Long Term Liabilities	**4,112,976**
Total Liabilities	**4,113,268**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,401,650)
Accumulated Other Comprehensive Income/(Loss)	322,787,943
Total Retained Earnings	90,939,368
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**190,326**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**190,326**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,303,594**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	87
Computer Ops and Data Communication	0
Occupancy	15
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**106**
Operating Income	**(106)**
Total Interest Income	28,401
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	28,295
Income Tax Provisions	**0**
Net Income	**28,295**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**28,295**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,682
Investments	-
Total Receivables - Net	597
Current Restricted Cash	-
Other Current Assets	3,047
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,327**
Long Term Assets:	
Total Property and Equipment - Net	71
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	227
Other Long Term Assets	-
Total Long Term Assets	**298**
Total Assets	**5,625**
LIABILITIES	
Total AP and Accrued Expenses	106
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	733
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	97
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**936**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	1,136
All Other Long Term Liabilities	-
Long Term Liabilities	**1,138**
Total Liabilities	**2,074**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,889,562
Accumulated Other Comprehensive Income/(Loss)	(5,626,248)
Total Retained Earnings	(1,712,136)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,551**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,551**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,625**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	2,560
Corporate Services	1,758
Global Information Services	133
Market Technology Revenues	0
Other Revenues	458
Total Revenues	**4,909**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,909**
Operating Expenses:	
Compensation and Benefits	2,770
Marketing and Advertising	43
Depr and Amortization	24
Professional and Contract Services	388
Computer Ops and Data Communication	598
Occupancy	242
Regulatory	45
General Administrative and Other	181
Merger Related Expenses Total	0
Total Operating Expenses	**4,292**
Operating Income	**617**
Total Interest Income	255
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	872
Income Tax Provisions	**102**
Net Income	**771**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**771**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	269
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	10,665
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**10,934**
Long Term Assets:	
Total Property and Equipment - Net	158
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**158**
Total Assets	**11,093**
LIABILITIES	
Total AP and Accrued Expenses	198
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,053
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	253
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,503**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,504**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(1,977,348)
Total Retained Earnings	10,566,424
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,589**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,093**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,075
Total Revenues	**17,075**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,075**
Operating Expenses:	
Compensation and Benefits	12,275
Marketing and Advertising	876
Depr and Amortization	21
Professional and Contract Services	1,137
Computer Ops and Data Communication	96
Occupancy	693
Regulatory	32
General Administrative and Other	1,342
Merger Related Expenses Total	24
Total Operating Expenses	**16,497**
Operating Income	**578**
Total Interest Income	18
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	596
Income Tax Provisions	**35**
Net Income	**561**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**561**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,066
Investments	-
Total Receivables - Net	11
Current Restricted Cash	-
Other Current Assets	(82)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**995**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**995**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	58
Deferred Revenue	185
Current Portion Capital Leases	-
Other Accrued Liabilities	130
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**376**

EQUITY	
Common Stock Total	93,064
Common Stock in Treasury Total	-
Additional Paid in Capital	2,665
Accumulated Other Comprehensive Income/(Loss)	(13,602)
Total Retained Earnings	536,603
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**619**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**619**
Total Liabilities Non Controlling Interest and Stockholders Equity	**995**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	1,105
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,105**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,118**
Operating Expenses:	
Compensation and Benefits	337
Marketing and Advertising	2
Depr and Amortization	0
Professional and Contract Services	47
Computer Ops and Data Communication	1
Occupancy	39
Regulatory	0
General Administrative and Other	41
Merger Related Expenses Total	0
Total Operating Expenses	**467**
Operating Income	**651**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	650
Income Tax Provisions	**130**
Net Income	**520**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**520**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	219
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	7,552
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**7,771**
Long Term Assets:	
Total Property and Equipment - Net	78
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	105,011
Total Long Term Assets	**105,089**
Total Assets	**112,859**
LIABILITIES	
Total AP and Accrued Expenses	205
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,268
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	387
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,861**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,861**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	106,470,193
Accumulated Other Comprehensive Income/(Loss)	(530,927)
Total Retained Earnings	5,059,311
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**110,999**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**110,999**
Total Liabilities Non Controlling Interest and Stockholders Equity	**112,859**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	9,444
Total Revenues	**9,444**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,444**
Operating Expenses:	
Compensation and Benefits	6,971
Marketing and Advertising	63
Depr and Amortization	71
Professional and Contract Services	305
Computer Ops and Data Communication	41
Occupancy	1,187
Regulatory	0
General Administrative and Other	236
Merger Related Expenses Total	20
Total Operating Expenses	**8,894**
Operating Income	**550**
Total Interest Income	2,239
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,788
Income Tax Provisions	**354**
Net Income	**2,434**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,434**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	5,233
Investments	-
Total Receivables - Net	0
Current Restricted Cash	-
Other Current Assets	294
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,527**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**5,527**
LIABILITIES	
Total AP and Accrued Expenses	143
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	142
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	7
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**292**

EQUITY	
Common Stock Total	(40,462)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924,227
Accumulated Other Comprehensive Income/(Loss)	(107,129)
Total Retained Earnings	(98,541,355)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,235**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,235**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,527**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(826)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(826)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(826)**
Operating Expenses:	
Compensation and Benefits	1,053
Marketing and Advertising	12
Depr and Amortization	0
Professional and Contract Services	578
Computer Ops and Data Communication	1,354
Occupancy	51
Regulatory	0
General Administrative and Other	223
Merger Related Expenses Total	1,130
Total Operating Expenses	**4,401**
Operating Income	**(5,227)**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,224)
Income Tax Provisions	**0**
Net Income	**(5,224)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,224)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	2,316
Investments	-
Total Receivables - Net	15,744
Current Restricted Cash	-
Other Current Assets	24,475
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**42,535**
Long Term Assets:	
Total Property and Equipment - Net	60
Goodwill	3,531
Other Intangibles	-
Non Current Deferred Taxes	72
Other Long Term Assets	838,606
Total Long Term Assets	**842,269**
Total Assets	**884,804**
LIABILITIES	
Total AP and Accrued Expenses	16,455
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	361
Deferred Revenue	2,144
Current Portion Capital Leases	-
Other Accrued Liabilities	35,520
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**54,480**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**54,480**

EQUITY	
Common Stock Total	42,120,874
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359,138
Accumulated Other Comprehensive Income/(Loss)	43,160,172
Total Retained Earnings	(359,444,880)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**830,195**
Non Controlling Interest	129
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**830,324**
Total Liabilities Non Controlling Interest and Stockholders Equity	**884,804**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	7,375
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,768
Total Revenues	**9,144**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,548**
Operating Expenses:	
Compensation and Benefits	1,593
Marketing and Advertising	13
Depr and Amortization	46
Professional and Contract Services	2,228
Computer Ops and Data Communication	185
Occupancy	318
Regulatory	10
General Administrative and Other	1,155
Merger Related Expenses Total	0
Total Operating Expenses	**5,547**
Operating Income	**7,001**
Total Interest Income	0
Total Interest Expense	(54)
Dividend and Investment Income	(7,205)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(7,205)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(259)
Income Tax Provisions	**8**
Net Income	**(267)**
Net (income) expense attributable to noncontrolling interests	(34)
Net Income attributable to Nasdaq, Inc.	**(301)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe, Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	136
Investments	-
Total Receivables - Net	20
Current Restricted Cash	-
Other Current Assets	10,658
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**10,814**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	219
Other Long Term Assets	-
Total Long Term Assets	**244**
Total Assets	**11,058**
LIABILITIES	
Total AP and Accrued Expenses	99
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	732
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**847**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,962,779
Accumulated Other Comprehensive Income/(Loss)	(1,306,424)
Total Retained Earnings	(27,445,752)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**10,211**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,211**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,058**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe, Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	5,667
Total Revenues	**5,667**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,667**
Operating Expenses:	
Compensation and Benefits	4,447
Marketing and Advertising	76
Depr and Amortization	15
Professional and Contract Services	161
Computer Ops and Data Communication	144
Occupancy	390
Regulatory	0
General Administrative and Other	408
Merger Related Expenses Total	4
Total Operating Expenses	**5,645**
Operating Income	**22**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	45
Income Tax Provisions	**(15)**
Net Income	**60**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**60**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	25,038
Investments	-
Total Receivables - Net	1,278
Current Restricted Cash	-
Other Current Assets	(361)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**25,955**
Long Term Assets:	
Total Property and Equipment - Net	87
Goodwill	6,071
Other Intangibles	1,303
Non Current Deferred Taxes	148
Other Long Term Assets	55
Total Long Term Assets	**7,664**
Total Assets	**33,620**
LIABILITIES	
Total AP and Accrued Expenses	892
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	495
Deferred Revenue	110
Current Portion Capital Leases	-
Other Accrued Liabilities	1,044
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**2,540**
Total Long Term Debt	-
Non Current Deferred Tax Liability	327
Non-current deferred revenue	-
All Other Long Term Liabilities	29
Long Term Liabilities	**357**
Total Liabilities	**2,897**

EQUITY	
Common Stock Total	2
Common Stock in Treasury Total	-
Additional Paid in Capital	15,702,622
Accumulated Other Comprehensive Income/(Loss)	(6,244,734)
Total Retained Earnings	21,265,117
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**30,723**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**30,723**
Total Liabilities Non Controlling Interest and Stockholders Equity	**33,620**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	9,531
Corporate Services	0
Global Information Services	1,857
Market Technology Revenues	0
Other Revenues	34
Total Revenues	**11,422**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,422**
Operating Expenses:	
Compensation and Benefits	2,020
Marketing and Advertising	75
Depr and Amortization	6
Professional and Contract Services	1,409
Computer Ops and Data Communication	3,084
Occupancy	(0)
Regulatory	6
General Administrative and Other	813
Merger Related Expenses Total	0
Total Operating Expenses	**7,412**
Operating Income	**4,010**
Total Interest Income	197
Total Interest Expense	(20)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,187
Income Tax Provisions	**1,028**
Net Income	**3,159**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,159**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,484
Investments	-
Total Receivables - Net	977
Current Restricted Cash	-
Other Current Assets	1,061
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,523**
Long Term Assets:	
Total Property and Equipment - Net	981
Goodwill	10,267
Other Intangibles	1,865
Non Current Deferred Taxes	1,397
Other Long Term Assets	-
Total Long Term Assets	**14,510**
Total Assets	**18,032**
LIABILITIES	
Total AP and Accrued Expenses	997
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,672
Deferred Revenue	19
Current Portion Capital Leases	-
Other Accrued Liabilities	604
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**6,292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(69)
Non-current deferred revenue	-
All Other Long Term Liabilities	289
Long Term Liabilities	**220**
Total Liabilities	**6,511**

EQUITY	
Common Stock Total	2
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694,090
Accumulated Other Comprehensive Income/(Loss)	(1,709,268)
Total Retained Earnings	11,536,345
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**11,521**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,521**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,032**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	2,667
Global Information Services	0
Market Technology Revenues	0
Other Revenues	21,903
Total Revenues	**24,570**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**27,537**
Operating Expenses:	
Compensation and Benefits	17,516
Marketing and Advertising	152
Depr and Amortization	661
Professional and Contract Services	3,100
Computer Ops and Data Communication	624
Occupancy	1,821
Regulatory	0
General Administrative and Other	1,850
Merger Related Expenses Total	18
Total Operating Expenses	**25,741**
Operating Income	**1,796**
Total Interest Income	13
Total Interest Expense	(104)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,706
Income Tax Provisions	**387**
Net Income	**1,318**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,318**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,581
Investments	-
Total Receivables - Net	147
Current Restricted Cash	-
Other Current Assets	104
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,832**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	32
Other Long Term Assets	(0)
Total Long Term Assets	**32**
Total Assets	**1,864**
LIABILITIES	
Total AP and Accrued Expenses	34
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	62
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(69)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**27**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	154
All Other Long Term Liabilities	-
Long Term Liabilities	**154**
Total Liabilities	**181**

EQUITY	
Common Stock Total	(365,201)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962,151
Accumulated Other Comprehensive Income/(Loss)	(534,035)
Total Retained Earnings	(1,379,528)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,683**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,683**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,864**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	259
Corporate Services	455
Global Information Services	13
Market Technology Revenues	0
Other Revenues	615
Total Revenues	**1,343**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,343**
Operating Expenses:	
Compensation and Benefits	386
Marketing and Advertising	20
Depr and Amortization	9
Professional and Contract Services	123
Computer Ops and Data Communication	102
Occupancy	34
Regulatory	26
General Administrative and Other	64
Merger Related Expenses Total	0
Total Operating Expenses	**765**
Operating Income	**578**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	578
Income Tax Provisions	79
Net Income	**499**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**499**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	7,957
Investments	37,821
Total Receivables - Net	20,155
Current Restricted Cash	-
Other Current Assets	146,640
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**212,573**
Long Term Assets:	
Total Property and Equipment - Net	1,713
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,594
Other Long Term Assets	6
Total Long Term Assets	**4,314**
Total Assets	**216,886**
LIABILITIES	
Total AP and Accrued Expenses	27,005
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11,160
Deferred Revenue	2,535
Current Portion Capital Leases	-
Other Accrued Liabilities	8,123
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**48,823**
Total Long Term Debt	-
Non Current Deferred Tax Liability	175
Non-current deferred revenue	18,665
All Other Long Term Liabilities	-
Long Term Liabilities	**18,840**
Total Liabilities	**67,663**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,973,557
Accumulated Other Comprehensive Income/(Loss)	(32,937,198)
Total Retained Earnings	169,187,411
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**149,224**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**149,224**
Total Liabilities Non Controlling Interest and Stockholders Equity	**216,886**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	79,897
Corporate Services	41,392
Global Information Services	45,907
Market Technology Revenues	19,326
Other Revenues	3,431
Total Revenues	**189,952**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**189,952**
Operating Expenses:	
Compensation and Benefits	24,035
Marketing and Advertising	1,162
Depr and Amortization	307
Professional and Contract Services	10,617
Computer Ops and Data Communication	28,702
Occupancy	1,523
Regulatory	574
General Administrative and Other	6,278
Merger Related Expenses Total	277
Total Operating Expenses	**73,474**
Operating Income	**116,478**
Total Interest Income	(113)
Total Interest Expense	(1)
Dividend and Investment Income	(10,957)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(10,996)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	105,368
Income Tax Provisions	**17,156**
Net Income	**88,213**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**88,213**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	182
Investments	-
Total Receivables - Net	54
Current Restricted Cash	-
Other Current Assets	3,314
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,550**
Long Term Assets:	
Total Property and Equipment - Net	7
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	408
Total Long Term Assets	**427**
Total Assets	**3,978**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	91
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**104**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	62
All Other Long Term Liabilities	-
Long Term Liabilities	**62**
Total Liabilities	**165**

EQUITY	
Common Stock Total	799
Common Stock in Treasury Total	-
Additional Paid in Capital	11,129,950
Accumulated Other Comprehensive Income/(Loss)	(465,763)
Total Retained Earnings	(6,852,725)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,812**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,812**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,978**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	237
Corporate Services	348
Global Information Services	66
Market Technology Revenues	0
Other Revenues	643
Total Revenues	**1,294**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,294**
Operating Expenses:	
Compensation and Benefits	336
Marketing and Advertising	43
Depr and Amortization	5
Professional and Contract Services	148
Computer Ops and Data Communication	78
Occupancy	55
Regulatory	9
General Administrative and Other	51
Merger Related Expenses Total	0
Total Operating Expenses	**726**
Operating Income	**568**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	568
Income Tax Provisions	**75**
Net Income	**493**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**493**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	2,950
Investments	-
Total Receivables - Net	33,692
Current Restricted Cash	-
Other Current Assets	(23,404)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**13,237**
Long Term Assets:	
Total Property and Equipment - Net	70,303
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7,737
Other Long Term Assets	448,498
Total Long Term Assets	**526,538**
Total Assets	**539,775**
LIABILITIES	
Total AP and Accrued Expenses	4,944
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,964
Deferred Revenue	28,991
Current Portion Capital Leases	-
Other Accrued Liabilities	3,988
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**53,887**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	59,497
All Other Long Term Liabilities	105,100
Long Term Liabilities	**164,597**
Total Liabilities	**218,484**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,785,585
Accumulated Other Comprehensive Income/(Loss)	19,025,214
Total Retained Earnings	219,479,890
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**321,291**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**321,291**
Total Liabilities Non Controlling Interest and Stockholders Equity	**539,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	172,364
Other Revenues	6,240
Total Revenues	**178,604**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**178,604**
Operating Expenses:	
Compensation and Benefits	44,442
Marketing and Advertising	980
Depr and Amortization	12,424
Professional and Contract Services	48,867
Computer Ops and Data Communication	17,710
Occupancy	7,658
Regulatory	0
General Administrative and Other	9,807
Merger Related Expenses Total	1,274
Total Operating Expenses	**143,162**
Operating Income	**35,442**
Total Interest Income	7
Total Interest Expense	(2,408)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	975
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	34,016
Income Tax Provisions	**6,934**
Net Income	**27,082**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,082**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	292
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	810
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,102**
Long Term Assets:	
Total Property and Equipment - Net	399
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**399**
Total Assets	**1,501**
LIABILITIES	
Total AP and Accrued Expenses	96
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	149
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(21)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**223**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**223**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	703,154
Accumulated Other Comprehensive Income/(Loss)	(234,637)
Total Retained Earnings	809,330
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,278**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,278**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,501**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,502
Total Revenues	**1,502**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,502**
Operating Expenses:	
Compensation and Benefits	1,129
Marketing and Advertising	0
Depr and Amortization	22
Professional and Contract Services	10
Computer Ops and Data Communication	70
Occupancy	74
Regulatory	0
General Administrative and Other	129
Merger Related Expenses Total	0
Total Operating Expenses	**1,434**
Operating Income	**67**
Total Interest Income	9
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	76
Income Tax Provisions	**30**
Net Income	**46**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**46**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	138
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	3,406
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,544**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	429
Other Intangibles	27
Non Current Deferred Taxes	-
Other Long Term Assets	239
Total Long Term Assets	**699**
Total Assets	**4,243**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	139
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	51
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**202**
Total Long Term Debt	-
Non Current Deferred Tax Liability	58
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**58**
Total Liabilities	**260**

EQUITY	
Common Stock Total	52
Common Stock in Treasury Total	-
Additional Paid in Capital	5,621,900
Accumulated Other Comprehensive Income/(Loss)	(6,134,151)
Total Retained Earnings	4,494,788
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,983**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,983**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,243**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	932
Total Revenues	**932**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**932**
Operating Expenses:	
Compensation and Benefits	488
Marketing and Advertising	0
Depr and Amortization	34
Professional and Contract Services	87
Computer Ops and Data Communication	4
Occupancy	14
Regulatory	0
General Administrative and Other	177
Merger Related Expenses Total	0
Total Operating Expenses	**804**
Operating Income	**128**
Total Interest Income	52
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	174
Income Tax Provisions	**85**
Net Income	**90**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**90**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy S.r.l.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	131
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,301
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,433**
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**17**
Total Assets	**1,450**
LIABILITIES	
Total AP and Accrued Expenses	39
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	406
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**449**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**449**

EQUITY	
Common Stock Total	573
Common Stock in Treasury Total	-
Additional Paid in Capital	148,757
Accumulated Other Comprehensive Income/(Loss)	(477,810)
Total Retained Earnings	1,328,568
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,000**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,000**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,450**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy S.r.l.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,378
Total Revenues	**1,378**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,378**
Operating Expenses:	
Compensation and Benefits	955
Marketing and Advertising	20
Depr and Amortization	5
Professional and Contract Services	21
Computer Ops and Data Communication	6
Occupancy	63
Regulatory	0
General Administrative and Other	152
Merger Related Expenses Total	0
Total Operating Expenses	**1,222**
Operating Income	**156**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	156
Income Tax Provisions	**5**
Net Income	**152**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**152**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	39
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	167
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**206**
Long Term Assets:	
Total Property and Equipment - Net	160
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	517
Total Long Term Assets	**677**
Total Assets	**882**
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	171
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(32)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**169**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**169**

EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	841,059
Accumulated Other Comprehensive Income/(Loss)	(167,542)
Total Retained Earnings	39,522
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**713**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**713**
Total Liabilities Non Controlling Interest and Stockholders Equity	**882**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	1
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,111
Total Revenues	**2,112**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,112**
Operating Expenses:	
Compensation and Benefits	1,587
Marketing and Advertising	32
Depr and Amortization	37
Professional and Contract Services	34
Computer Ops and Data Communication	0
Occupancy	170
Regulatory	0
General Administrative and Other	228
Merger Related Expenses Total	0
Total Operating Expenses	**2,087**
Operating Income	**25**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23
Income Tax Provisions	**(27)**
Net Income	**50**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**50**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	110
Investments	-
Total Receivables - Net	40
Current Restricted Cash	-
Other Current Assets	(26)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**123**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**124**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	54
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**59**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**59**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,212
Accumulated Other Comprehensive Income/(Loss)	(15,857)
Total Retained Earnings	37,951
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**65**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**65**
Total Liabilities Non Controlling Interest and Stockholders Equity	**124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	604
Total Revenues	**604**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**604**
Operating Expenses:	
Compensation and Benefits	541
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	31
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	0
Total Operating Expenses	**581**
Operating Income	**23**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23
Income Tax Provisions	**6**
Net Income	**17**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**17**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	34,460
Investments	19,488
Total Receivables - Net	7,157
Current Restricted Cash	-
Other Current Assets	106,342
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**167,446**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	747,248
Total Long Term Assets	**747,248**
Total Assets	**914,694**
LIABILITIES	
Total AP and Accrued Expenses	163
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	395
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(17,539)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**(16,980)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	43
Long Term Liabilities	**43**
Total Liabilities	**(16,937)**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,172,567
Accumulated Other Comprehensive Income/(Loss)	(73,108,745)
Total Retained Earnings	36,566,881
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**931,631**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**931,631**
Total Liabilities Non Controlling Interest and Stockholders Equity	**914,694**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	409
Total Revenues	**409**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**409**
Operating Expenses:	
Compensation and Benefits	1,290
Marketing and Advertising	10
Depr and Amortization	0
Professional and Contract Services	93
Computer Ops and Data Communication	245
Occupancy	97
Regulatory	0
General Administrative and Other	(1,478)
Merger Related Expenses Total	0
Total Operating Expenses	**257**
Operating Income	**152**
Total Interest Income	8,685
Total Interest Expense	(3,824)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1,675
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	6,689
Income Tax Provisions	**1,490**
Net Income	**5,199**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,199**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	638
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	2,585
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**3,223**
Long Term Assets:	
Total Property and Equipment - Net	1,948
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	57
Other Long Term Assets	-
Total Long Term Assets	**2,005**
Total Assets	**5,228**
LIABILITIES	
Total AP and Accrued Expenses	226
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,076
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(53)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,249**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,249**

EQUITY	
Common Stock Total	1,255,831
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	123,462
Total Retained Earnings	2,600,356
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,980**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,980**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	7,878
Other Revenues	9,081
Total Revenues	**16,958**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,958**
Operating Expenses:	
Compensation and Benefits	7,754
Marketing and Advertising	38
Depr and Amortization	272
Professional and Contract Services	1,030
Computer Ops and Data Communication	780
Occupancy	1,492
Regulatory	0
General Administrative and Other	3,033
Merger Related Expenses Total	8
Total Operating Expenses	**14,406**
Operating Income	**2,552**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,549
Income Tax Provisions	**496**
Net Income	**2,053**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,053**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(346)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(343)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(6,200)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-

EQUITY	
Common Stock Total	(279)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620,263)
Accumulated Other Comprehensive Income/(Loss)	(1,240,133)
Total Retained Earnings	(339,501)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(6,200)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,200)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,200)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	106
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(42,366)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(42,260)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**110,480**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	7
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	7

EQUITY	
Common Stock Total	23,740
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,794,910)
Accumulated Other Comprehensive Income/(Loss)	86,761,998
Total Retained Earnings	28,481,930
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**110,473**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**110,473**
Total Liabilities Non Controlling Interest and Stockholders Equity	**110,480**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	21
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**28**
Operating Income	**(28)**
Total Interest Income	0
Total Interest Expense	(309)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(337)
Income Tax Provisions	**0**
Net Income	**(337)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(337)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	42
Investments	-
Total Receivables - Net	16,690
Current Restricted Cash	-
Other Current Assets	148,244
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**164,976**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,516
Total Long Term Assets	**1,516**
Total Assets	**166,491**
LIABILITIES	
Total AP and Accrued Expenses	23,425
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,219
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**24,644**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	**24,644**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430,377
Accumulated Other Comprehensive Income/(Loss)	(163,160,460)
Total Retained Earnings	61,577,890
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**141,848**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**141,848**
Total Liabilities Non Controlling Interest and Stockholders Equity	**166,491**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	732
Merger Related Expenses Total	0
Total Operating Expenses	**736**
Operating Income	**(736)**
Total Interest Income	2,538
Total Interest Expense	(18)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,785
Income Tax Provisions	**315**
Net Income	**1,469**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,469**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	158
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	414,206
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**414,364**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**657,778**
LIABILITIES	
Total AP and Accrued Expenses	1,764
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	57
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**1,821**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,821**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,633,738
Accumulated Other Comprehensive Income/(Loss)	(41,432,181)
Total Retained Earnings	(2,244,751)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**655,957**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**655,957**
Total Liabilities Non Controlling Interest and Stockholders Equity	**657,778**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	62
Total Interest Expense	(17)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	41
Income Tax Provisions	**(4)**
Net Income	**44**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**44**

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	521
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**557**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**557**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**18**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**18**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539,325
Accumulated Other Comprehensive Income/(Loss)	(681)
Total Retained Earnings	4
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**539**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**539**
Total Liabilities Non Controlling Interest and Stockholders Equity	**557**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	99
Current Restricted Cash	-
Other Current Assets	1,706
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,804**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**1,804**
LIABILITIES	
Total AP and Accrued Expenses	136
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	58
Deferred Revenue	25
Current Portion Capital Leases	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**223**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**224**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(334,718)
Total Retained Earnings	1,915,027
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,580**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,580**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,804**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	7
Global Information Services	0
Market Technology Revenues	0
Other Revenues	755
Total Revenues	**762**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**764**
Operating Expenses:	
Compensation and Benefits	559
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	38
Computer Ops and Data Communication	1
Occupancy	62
Regulatory	0
General Administrative and Other	46
Merger Related Expenses Total	0
Total Operating Expenses	**706**
Operating Income	**59**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	59
Income Tax Provisions	**8**
Net Income	**51**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**51**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	271
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,670
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**1,941**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	76
Other Long Term Assets	-
Total Long Term Assets	**76**
Total Assets	**2,017**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	138
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**144**
Total Long Term Debt	-
Non Current Deferred Tax Liability	115
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**115**
Total Liabilities	**259**

EQUITY	
Common Stock Total	(269,542)
Common Stock in Treasury Total	-
Additional Paid in Capital	583,251
Accumulated Other Comprehensive Income/(Loss)	(358,729)
Total Retained Earnings	1,802,703
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,758**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,758**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,017**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	681
Other Revenues	0
Total Revenues	**681**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**681**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	529
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	44
Merger Related Expenses Total	0
Total Operating Expenses	**573**
Operating Income	**107**
Total Interest Income	27
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	134
Income Tax Provisions	**27**
Net Income	**107**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**107**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	5,382
Investments	-
Total Receivables - Net	9,318
Current Restricted Cash	-
Other Current Assets	50,049
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**64,749**
Long Term Assets:	
Total Property and Equipment - Net	7,184
Goodwill	12,477
Other Intangibles	-
Non Current Deferred Taxes	240
Other Long Term Assets	22,197
Total Long Term Assets	**42,098**
Total Assets	**106,846**
LIABILITIES	
Total AP and Accrued Expenses	1,307
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,367
Deferred Revenue	394
Current Portion Capital Leases	-
Other Accrued Liabilities	115
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	4,220
Long Term Liabilities	**4,220**
Total Liabilities	**7,403**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487,212
Accumulated Other Comprehensive Income/(Loss)	(3,685,225)
Total Retained Earnings	100,641,150
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**99,443**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**99,443**
Total Liabilities Non Controlling Interest and Stockholders Equity	**106,846**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	62,974
Other Revenues	0
Total Revenues	**62,974**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(5)**
Total Cost of Revenues	**(5)**
Revenues less Cost of Revenues	**62,968**
Operating Expenses:	
Compensation and Benefits	6,241
Marketing and Advertising	15
Depr and Amortization	2,133
Professional and Contract Services	8,730
Computer Ops and Data Communication	8,582
Occupancy	529
Regulatory	0
General Administrative and Other	120
Merger Related Expenses Total	468
Total Operating Expenses	**26,817**
Operating Income	**36,151**
Total Interest Income	994
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	37,146
Income Tax Provisions	**10,596**
Net Income	**26,549**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**26,549**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	1,609
Investments	-
Total Receivables - Net	1,724
Current Restricted Cash	-
Other Current Assets	1,999
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**5,331**
Long Term Assets:	
Total Property and Equipment - Net	7,247
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,215
Other Long Term Assets	314
Total Long Term Assets	**9,776**
Total Assets	**15,107**
LIABILITIES	
Total AP and Accrued Expenses	147
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,991
Deferred Revenue	7,599
Current Portion Capital Leases	-
Other Accrued Liabilities	(369)
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**9,368**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,497
Non-current deferred revenue	(885)
All Other Long Term Liabilities	312
Long Term Liabilities	**2,924**
Total Liabilities	**12,292**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367,144
Accumulated Other Comprehensive Income/(Loss)	(62,707)
Total Retained Earnings	1,511,332
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,816**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,816**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,107**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	9,738
Other Revenues	8,510
Total Revenues	**18,248**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,248**
Operating Expenses:	
Compensation and Benefits	8,161
Marketing and Advertising	14
Depr and Amortization	1,122
Professional and Contract Services	5,756
Computer Ops and Data Communication	2,135
Occupancy	(45)
Regulatory	0
General Administrative and Other	608
Merger Related Expenses Total	155
Total Operating Expenses	**17,906**
Operating Income	**343**
Total Interest Income	35
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	377
Income Tax Provisions	**(408)**
Net Income	**785**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**785**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	160
Investments	-
Total Receivables - Net	255
Current Restricted Cash	-
Other Current Assets	(985)
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**(570)**
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	-
Other Intangibles	22,341
Non Current Deferred Taxes	-
Other Long Term Assets	47
Total Long Term Assets	**22,404**
Total Assets	**21,834**
LIABILITIES	
Total AP and Accrued Expenses	(2)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	222
Deferred Revenue	297
Current Portion Capital Leases	-
Other Accrued Liabilities	40
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**556**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,245
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,245**
Total Liabilities	**4,801**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207,166
Accumulated Other Comprehensive Income/(Loss)	(61,956)
Total Retained Earnings	(1,112,039)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,033**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,033**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,834**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	139
Other Revenues	0
Total Revenues	**139**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**139**
Operating Expenses:	
Compensation and Benefits	416
Marketing and Advertising	0
Depr and Amortization	782
Professional and Contract Services	123
Computer Ops and Data Communication	3
Occupancy	7
Regulatory	0
General Administrative and Other	37
Merger Related Expenses Total	29
Total Operating Expenses	**1,398**
Operating Income	**(1,259)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,261)
Income Tax Provisions	**(149)**
Net Income	**(1,112)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,112)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	52
Investments	-
Total Receivables - Net	354
Current Restricted Cash	-
Other Current Assets	25
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**431**
Long Term Assets:	
Total Property and Equipment - Net	33
Goodwill	2,249
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,282**
Total Assets	**2,713**
LIABILITIES	
Total AP and Accrued Expenses	3,134
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7
Deferred Revenue	(0)
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**3,142**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	7
Long Term Liabilities	7
Total Liabilities	**3,149**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(8,271)
Total Retained Earnings	(427,360)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(436)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(436)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,713**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	4
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**4**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4**
Operating Expenses:	
Compensation and Benefits	325
Marketing and Advertising	58
Depr and Amortization	2
Professional and Contract Services	0
Computer Ops and Data Communication	14
Occupancy	9
Regulatory	0
General Administrative and Other	23
Merger Related Expenses Total	0
Total Operating Expenses	**431**
Operating Income	**(427)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(427)
Income Tax Provisions	**0**
Net Income	**(427)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(427)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOM Broker B.V.
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V. (exited our investment in 2017)

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOM B.V.
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V. (exited our investment in 2017)

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOM Holding N.V.
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity (exited our investment in 2017)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
ASSETS	
Current Assets:	
Cash & Equivalents	14
Investments	-
Total Receivables - Net	2,561
Current Restricted Cash	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Assets held for sale	-
Total Current Assets	**2,581**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,492
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,492**
Total Assets	**4,072**
LIABILITIES	
Total AP and Accrued Expenses	4,163
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current liabilities held for sale	-
Current Liabilities	**4,163**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,163**

EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(2,798)
Total Retained Earnings	(87,784)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(91)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(91)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,072**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2017
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(78)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(78)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(78)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	6
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**10**
Operating Income	**(88)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0

Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(88)
Income Tax Provisions	**0**
Net Income	**(88)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(88)**

The Nasdaq Stock Market LLC

FORM 1 – Amendment of June 28, 2018

EXHIBIT I

Consolidated Financial Statements

The NASDAQ Stock Market LLC and Subsidiaries
Year Ended December 31, 2017
With Report of Independent Auditors

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2017

Contents



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Report of Independent Auditors

The Board of Directors and Member
The NASDAQ Stock Market LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of The NASDAQ Stock Market LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017 and the related consolidated statements of income, comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The NASDAQ Stock Market LLC and Subsidiaries at December 31, 2017, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 28, 2018

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2017
(In Thousands)

Assets	
Cash and cash equivalents	$ 6,552
Receivables, net of reserve for uncollectible accounts	116,057
Receivable from Nasdaq, Inc.	368,593
Property and equipment, net	75,735
Goodwill	929,133
Intangible assets, net	11,751
Other assets	35,904
Total assets	$ 1,543,725
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 19,350
Section 31 fees payable to SEC	92,945
Accrued personnel costs	36,850
Deferred revenue	82,445
Deferred tax liabilities, net	33,642
Other accrued liabilities	28,973
Total liabilities	294,205
Member's equity	
Total member's equity	1,249,520
Total liabilities and member's equity	$ 1,543,725

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2017
(In Thousands)

Revenues	
Market services	$ 1,257,578
Listing services	197,406
Information services	229,807
Technology solutions	6,994
Other	28,963
Total revenues	1,720,748
Cost of revenues	
Transaction rebates	(726,154)
Brokerage, clearance, and exchange fees	(286,953)
Total cost of revenues	(1,013,107)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	707,641
Operating Expenses	
Compensation and benefits	122,277
Marketing and advertising	13,876
Depreciation and amortization	35,998
Professional and contract services	12,072
Computer operations and data communications	53,739
Occupancy	8,366
Regulatory	8,460
General, administrative and other	39,781
Total expenses	294,569
Net income before income tax expense	413,072
Provision for income taxes	136,180
Net income	$ 276,892

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2017
(In Thousands)

Net income	$	276,892
Other comprehensive income (loss)		–
Comprehensive income	$	276,892

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2017
(In Thousands)

	Member's Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Total Member's Equity
Balance at January 1, 2017	$ 898,402	$ (31)	$ 974,257	$ 1,872,628
Net income	–	–	276,892	276,892
Dividend distribution to Nasdaq, Inc. (See Note 8)			(900,000)	(900,000)
Balance at December 31, 2017	$ 898,402	$ (31)	$ 351,149	$ 1,249,520

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2017
(In Thousands)

Cash flows from operating activities	
Net income	$ 276,892
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	35,998
Share-based compensation	15,220
Provision for bad debts	267
Deferred taxes, net	(12,540)
Net change in operating assets and liabilities:	
Receivables, net of reserve for uncollectible accounts	(3,761)
Receivable from Nasdaq, Inc.	612,181
Other assets	(7,404)
Accounts payable and accrued expenses	2,711
Section 31 fees payable to SEC	12,116
Accrued personnel costs	(1,993)
Deferred revenue	(10,151)
Other accrued liabilities	12
Net cash provided by operating activities	919,548
Cash flows from investing activities	
Purchases of property and equipment and other	(25,135)
Proceeds from sales of property and equipment	460
Net cash used in investing activities	(24,675)
Cash flows from financing activities	
Dividend to parent	(900,000)
Net cash used in financing activities	(900,000)
Net change in cash and cash equivalents	(5,127)
Cash and cash equivalents at beginning of period	11,679
Cash and cash equivalents at end of period	$ 6,552
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes, primarily to Nasdaq, Inc.	$ 148,720
Interest	$ -

See accompanying notes to consolidated financial statements.

The NASDAQ Stock Market LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2017

1. Organization and Nature of Operations

The NASDAQ Stock Market LLC (the "Company," the "Exchange," "The NASDAQ Stock Market," "EXCH", or "we") is a registered national securities exchange in the United States owned and operated by Nasdaq, Inc., ("NASDAQ" or the "Parent") and its liability is limited to the balance of its capital account. As of December 31, 2017, a total of 2,949 companies were listed securities on The NASDAQ Stock Market.

As of December 31, 2017, The NASDAQ Stock Market is the parent of its wholly-owned subsidiaries: The NASDAQ Options Market LLC ("NASDAQ Options Market") and Norway Acquisition LLC ("Norway"). Norway, a holding company, is the parent company of Nasdaq Execution Services, LLC ("Nasdaq Execution Services" or "NES") and INET Futures Exchange, LLC ("INET Futures Exchange").

NES is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. Nasdaq Execution Services currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include Nasdaq BX, Inc. ("BX"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL), ISE Gemini, LLC ("GEMX"), and ISE Mercury, LLC ("MRX"). NES began routing options as of March 24, 2014 and became the sole routing broker for NASDAQ's equities and options exchanges in the U.S. INET Technology Services, LLC and INET Futures Exchange, LLC are currently inactive entities. NES is distinguished from most broker-dealers in that it is a facility of The NASDAQ Stock Market, which functions as both an exchange and a Self-Regulatory Organization ("SRO").

The Company offers trading in cash equity securities, derivatives and exchange traded funds ("ETFs") on The NASDAQ Stock Market and the NASDAQ Options Market. The Company's transaction-based platforms in the U.S. provide market participants with the ability to access, process, display and integrate orders and quotes for cash equity securities, derivatives and ETFs. The platforms allow the routing and execution of buy and sell orders as well as the reporting of transactions for cash equity securities, derivatives and ETFs, providing fee-based revenues. The Company provides market participants with several alternatives for accessing the Company's markets for a fee. The Company also earns revenues from annual and monthly exchange membership and registration fees. The NASDAQ Stock Market operates as the exclusive Securities Information Processor of the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information for Nasdaq-listed Securities Traded on Exchanges on an Unlisted Trading Privilege Basis ("UTP Plan"), for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in NASDAQ-listed securities. The NASDAQ Stock Market also is a participant in the UTP Plan and shares in the net distribution of revenue according to the plan on the same terms as the other plan participants. In the role as the Securities Information Processor, The NASDAQ Stock Market collects and disseminates quotation and last sale information for all transactions in

1. Organization and Nature of Operations (continued)

NASDAQ-listed securities whether traded on The NASDAQ Stock Market or other exchanges. The Company sells this information to market participants and to data distributors, who then provide the information to subscribers. After deducting costs associated with our role as an exclusive Securities Information Processor, as permitted under the revenue sharing provision of the UTP Plan, we distribute the tape revenues to the respective UTP Plan participants, including The NASDAQ Stock Market, based on a formula required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape revenues for information on NYSE- and NYSE MKT-listed securities.

The Company's market data products enhance transparency and provide critical information to professional and non-professional investors. We collect, process, and create information and earn revenues as a distributor of our own, as well as select, third party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn provide subscriptions for this information. Our systems enable distributors to gain direct access to our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. Revenues from U.S. market data products are subscription-based and are generated primarily based on the number of data subscribers and distributors of our data.

Companies listed on The NASDAQ Stock Market represent a diverse array of industries including health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Companies seeking to list securities on The NASDAQ Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards. The NASDAQ Stock Market currently has three listing tiers: The NASDAQ Global Select Market, The NASDAQ Global Market and The NASDAQ Capital Market. All three market tiers maintain rigorous listing and corporate governance standards (both initial and ongoing). There are three types of fees applicable to companies that list on The NASDAQ Stock Market: an annual renewal fee, a listing of additional shares fees and an initial listing fee.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of The NASDAQ Stock Market and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the ASC and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

2. Summary of Significant Accounting Policies (continued)

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short maturities of these investments. At December 31, 2017, the Exchange held no cash equivalents.

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are concentrated with our member firms, market data distributors, and listed companies. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. Total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was $0.9 million at December 31, 2017.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using the straight-line method over five to ten years. Depreciation of data processing equipment is provided using the straight-line

2. Summary of Significant Accounting Policies (continued)

method over two to five years. Depreciation of capitalized software is provided using the straight-line method over three to five years. Leasehold improvements are amortized over the lesser of the lease term or its estimated useful life. See Note 4, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, indicators of poor operating performance or the sale or disposition of a significant portion of a reporting unit. When assessing goodwill for impairment, first, qualitative factors may be assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. The quantitative goodwill test consists of two steps:

- The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the reporting unit's fair value exceeds its carrying amount, goodwill is not impaired.
- If the fair value of a reporting unit is less than its carrying amount, the second step of the goodwill test is performed to measure the amount of impairment, if any. An impairment is equal to the excess of the carrying amount of goodwill over its fair value.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2017. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets include customer relationships which are amortized on a straight-line basis over their estimated useful lives of 13 years.

2. Summary of Significant Accounting Policies (continued)

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Deferred Revenue

Deferred revenue represents cash payments received that are yet to be recognized as revenue, primarily related to listing services revenue. See Note 5, "*Deferred Revenue*," for further discussion.

Revenue Recognition and Cost of Revenues

Market Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes, and recognized as transactions occur. We charge transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on The NASDAQ Stock Market as well as on orders that are routed to other market venues for execution.

The Exchange records execution revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues. NES operates as the Company's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. Cash equity trading revenues are recorded within *Market services* on the Consolidated Statement of Income.

The Exchange credits a portion of the per share execution charge to the market participant that provides the liquidity and record these credits as *Transaction rebates* in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included as a reduction of *Receivables, net of reserve for uncollectible accounts* in the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $564.0 million for the year ended December 31, 2017.

We also pay Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on The NASDAQ Stock Market platform and we recognize these amounts in *Brokerage, clearance, and exchange fees* on the Consolidated Statement of Income when incurred. Section 31 fees received are included in *Receivable from Nasdaq, Inc.* in the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is

2. Summary of Significant Accounting Policies (continued)

remitted semiannually and recorded as *Section 31 fees payable to the SEC* in the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our *Revenues less transaction rebates, brokerage, clearance and exchange fees*. As the Parent holds the cash received until payment to the SEC, we earn interest income on the related cash balances.

Derivative Trading: U.S. derivative trading revenues are variable, based on traded volumes, and recognized as transactions occur. The principal types of derivative contracts traded on the NASDAQ Options Market are equity options and index options. For the NASDAQ Options Market, we record derivative trading revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues, as we have certain risk associated with trade execution. NES is the sole routing broker for NASDAQ's equities and options exchanges in the U.S. Derivative trading revenues are included within *Market services* on the Consolidated Statement of Income.

For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as *Transaction rebates* on the Consolidated Statement of Income. The Company also provides a transaction charge credit to member organizations who send firm business in excess of monthly volume caps. These transaction rebates are paid on a monthly basis and the amounts due from options transaction rebates are included as a reduction of *Receivables, net of reserve for uncollectible accounts* on the Consolidated Balance Sheet. Transaction rebates were $162.1 million for the year ended December 31, 2017.

Also, the Exchange pays Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). We pass these costs along to customers through derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on the NASDAQ Options Market platform and we recognize this amount in *Brokerage, clearance, and exchange fees* on the Consolidated Statement of Income when incurred.

Trade Management Services

We generate revenues by providing market participants with several alternatives for accessing our markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, trade management services revenues vary depending on the type of connection provided to customers. We also earn revenues from annual and monthly exchange membership and registration fees. Revenues for providing access to our markets and revenues for monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided. Revenues from annual fees for exchange membership and registration fees are recognized ratably over the following 12-month period. Trade management services revenues are included on the Consolidated Statement of Income within *Market services*.

2. Summary of Significant Accounting Policies (continued)

Information Services

Net Tape Plans

Revenues from U.S. tape plans include eligible UTP Plan revenues which are shared among UTP Plan participants and are presented on a net basis. Under the revenue sharing provision of the UTP Plan, we are permitted to deduct costs associated with acting as the exclusive Securities Information Processor from the total amount of tape revenues collected. After these costs are deducted from the tape revenues, we distribute to the respective UTP Plan participants, including The NASDAQ Stock Market, their share of tape fees based on a formula, required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and NYSE MKT-listed securities. Revenues from net tape plans are recognized on a monthly basis and are recorded within *Information services* on the Consolidated Statement of Income. See Market Data Revenue Sharing section below for further discussion of net presentation.

Market Data Products

We collect and process information and earn revenues as a distributor of our own market data as well as select third-party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. We earn revenues primarily based on the number of data subscribers and distributors of our data. U.S. Market data revenues are recognized on a monthly basis. These revenues, which are subscription based, are recorded net of amounts due under revenue sharing arrangements with market participants and are recorded within *Information services* on the Consolidated Statement of Income.

Market Data Revenue Sharing

The most significant component of information services revenues presented on a net basis is the UTP Plan revenue sharing in the U.S. All indicators of gross versus net reporting under U.S. GAAP have been considered in analyzing the appropriate presentation of UTP Plan revenue sharing. However, the following are the primary indicators of net reporting:

- *Primary Obligor:* We are the Securities Information Processor for the UTP Plan, in addition to being a participant in the UTP Plan. In our unique role as Securities Information Processor, we facilitate the collection and dissemination of revenues on behalf of the UTP Plan participants. As a participant, we share in the net distribution of revenues according to the plan on the same terms as all other plan participants.

2. Summary of Significant Accounting Policies (continued)

- *Risk of Loss/Credit Risk:* Risk of loss on the revenue is shared equally among plan participants according to the UTP Plan.
- *Price Latitude:* The operating committee of the UTP Plan, which is comprised of representatives from each of the participants, including us solely in our capacity as a UTP Plan participant, is responsible for setting the level of fees to be paid by distributors and subscribers and taking action in accordance with the provisions of the UTP Plan, subject to SEC approval.

Listing Services

Listing services revenues include annual renewal fees, listing of additional shares fees and initial listing fees. Annual renewal fees for securities listed on The NASDAQ Stock Market are based on total shares outstanding. The fee for listing of additional shares is also based on the total shares outstanding and the initial listing fee for securities listed on The NASDAQ Stock Market includes a listing application fee and a total shares outstanding fee. Annual renewal fees do not require any judgments or assumptions by management as these amounts are recognized ratably over the following 12-month period. Listing of additional shares fees and initial listing fees are recognized on a straight-line basis over estimated service periods, which are four and six years, respectively, based on our historical listing experience and projected future listing duration.

NASDAQ announced an all-inclusive annual listing fee program for companies listed in the U.S. which became effective in 2015. Under this new program, listed companies pay an annual fee which includes all listing-related activities, including listing of additional shares. All listed companies will be subject to the all-inclusive program beginning in January 2018, but can elect to opt-in to this program prior to January 2018. These revenues will be recognized ratably over the following 12-month period.

Technology Solutions

Technology solutions revenues primarily include market technology revenues. Market technology provides technology solutions for trading, clearing, settlement surveillance and information dissemination. These revenues are recognized ratably over the subscription term.

Other Revenues

Other revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. See Note 8, "*Related Party Transactions,*" for further discussion. *Other* revenues also include fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

2. Summary of Significant Accounting Policies (continued)

Share–Based Compensation

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. We recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 7, "*Share–Based Compensation*," for further discussion.

Advertising Costs

We expense advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs included as *Marketing and advertising expense* on the Consolidated Statement of Income totaled $8.9 million in 2017.

Software Costs

Significant purchased application software and operational software that are an integral part of computer hardware are capitalized and amortized on a straight-line basis over their estimated useful lives, generally two to five years. All other purchased software is charged to expense as incurred.

Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized software development costs are included in data processing equipment and software, within *Property and equipment, net* on the Consolidated Balance Sheet. Amortization of costs capitalized is included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ financial statements. The Exchange also files separate tax returns in certain states. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination of NASDAQ, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in *Provision for income taxes* on the Consolidated Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

For the year ended December 31, 2017, the Exchange has not adopted any new accounting pronouncements that had a material impact on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update ("ASU") 2016-09, "Improvements to Employee Share-Based Payment Accounting," which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This new guidance will require all income tax effects of awards to be recognized as income tax expense or benefit in the income statement when the awards vest or are settled, as opposed to additional paid-in-capital where it was previously recorded. This guidance also allows an employer to repurchase more of an employee's shares than it can today for tax withholding purposes without triggering liability accounting. All tax-related cash flows resulting from share-based payments are to be reported as operating activities on the statement of cash flows. In regards to forfeitures, a policy election is required to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. The Exchange adopted this standard on January 1, 2017 on a prospective basis for the impacts on the accounting for income taxes and retrospectively for the changes for the cash flow statement classification. The adoption of this standard resulted in the recognition of excess tax benefits in our *Provision for income taxes* of $12.5 million for the year ended December 31, 2017.

In May 2017, the FASB issued ASU 2017-09, "Scope of Modification Accounting", which clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) change as a result of the change in terms or conditions. The Exchange adopted this standard on January 1, 2017 on a prospective basis. The Exchange has assessed the impact and determined the adoption of this standard has no material impact on the financial statements of the Exchange. The future impact will depend on the extent and nature of future changes to the terms of our share-based payment awards.

In February 2018, the FASB issued ASU 2018-02, "Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income", which provides an election to reclassify tax effects that are stranded in accumulated other comprehensive income as a result of tax reform to retained earnings. An election is also available to reclassify other stranded tax effects that relate to the Tax Cuts and Jobs Act but do not directly relate to the change in the federal rate. Tax effects that are stranded in accumulated other comprehensive income for other reasons (e.g., prior changes in tax law, a change in valuation allowance) may not be reclassified. Previously, the effects of changes in tax rates and laws on deferred tax balances were required to be recorded as a component of tax expense related to continuing operations for the period in which the law was enacted, even if the assets and liabilities related to items of accumulated other comprehensive income. In other words, backward tracing of the income tax effects of items originally recognized through accumulated other comprehensive income was prohibited. The new standard is

2. Summary of Significant Accounting Policies (continued)

effective for EXCH on January 1, 2019 with early adoption permitted. Management is currently assessing the impact that this standard will have on the consolidated financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition guidance in ASC "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Exchange adopted this standard on January 1, 2018. The Exchange has assessed the impact and determined the adoption of this standard has no material impact on the financial statements of the Exchange.

Under accounting policies prior to the adoption of Topic 606, amounts received for initial listing fees and listing of additional share fees were generally deferred and revenue was recognized over estimated service periods of six and four years, respectively. Under Topic 606, we have identified the performance obligations associated with these services and are recording revenue upon satisfaction of each performance obligation. Under Topic 606, we recognize initial listing fees over a shorter period on average than the prior estimated service period. Since we recognize revenues earlier under Topic 606, the balance sheet account for deferred revenue has declined upon adoption.

The following are key items to note regarding the accounting for the Listing Services business under Topic 606:

- revenue recognition for new and existing contracts is recognized in earlier stages under the new standard;
- a portion of revenues and expenses that were previously deferred were recognized as an adjustment to retained earnings upon adoption of the new standard; and
- the overall value of the contracts and the timing of cash flows from customers did not change.

2. Summary of Significant Accounting Policies (continued)

The following table presents the effect of the adoption on the Consolidated Balance Sheet as of December 31, 2017:

	As Reported	Adjustment to Reflect Adoption of Topic 606	As Adjusted
		(In thousands)	
Assets:			
Other assets	$ 35,904	$ (949)	$ 34,955
Total assets	$ 1,543,725	$ (949)	$ 1,542,776
Liabilities:			
Deferred revenue	$ 82,445	$ (12,087)	$ 70,358
Deferred tax liabilities, net	33,642	2,980	36,622
Total Liabilities	$ 294,205	$ (9,107)	$ 285,098
Member's Equity:			
Retained earnings	$ 351,149	$ 8,158	$ 359,307
Total Member's Equity	1,249,520	8,158	1,257,678
Total Liabilities & Member's Equity	$ 1,543,725	$ (949)	$ 1,542,776

3. Goodwill and Intangible Assets

Goodwill

In 2006, NASDAQ completed an internal reorganization that resulted in the transfer of certain assets and liabilities relating to NASDAQ's acquisition of Inet ATS, Inc. and Brut LLC's trading platforms to the Exchange and its subsidiaries. These assets and liabilities of NASDAQ were transferred as of December 28, 2006 based on the revised operating structure of these entities and resulted in an allocation of goodwill based on the relative fair value of the Company.

During the year ended December 31, 2017, there were no changes in goodwill. As of December 31, 2017, $23.0 million of the Company's goodwill is deductible for tax purposes.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2017. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

3. Goodwill and Intangible Assets (continued)

Intangible Assets

The following table presents details of our total purchased intangible assets. All purchased intangible assets with finite lives are amortized using the straight-line method. The weighted-average useful life of the customer relationships is 13 years.

	December 31, 2017		
	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In thousands)	
Intangible Assets			
Customer relationships	$ 163,100	$ (151,349)	$ 11,751
Total intangible assets	$ 163,100	$ (151,349)	$ 11,751

For the year ended December 31, 2017, no impairment was recorded with respect to finite-lived intangible assets.

Amortization expense for purchased finite-lived intangible assets was $12.5 million for the year ended December 31, 2017.

The estimated future amortization expense of purchased intangible assets as of December 31, 2017 is as follows (in thousands):

2018	$ 11,751
Total	$ 11,751

4. Property and Equipment, Net

The following table presents the Exchange's major categories of property and equipment, net:

	December 31, 2017
	(In thousands)
Data processing equipment and software	$ 111,090
Capitalized software development	52,721
Furniture, equipment and leasehold improvements	48,622
	212,433
Less: accumulated depreciation and amortization	(136,698)
Total property and equipment, net	$ 75,735

4. Property and Equipment, Net (continued)

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. During the year ended December 31, 2017, costs capitalized relating to internal-use software was $11.3 million. At December 31, 2017, unamortized capitalized software development was $32.8 million.

For the year ended December 31, 2017, capitalized software amortization expense was $8.9 million, while total depreciation expense relating to all other property and equipment was $14.6 million. These amounts are included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

5. Deferred Revenue

At December 31, 2017, we estimate that our deferred revenues, which are primarily related to Listing Services, will be recognized in the following years:

	Initial Listing Fees	Listing of Additional Shares Fees	Annual Renewal and Other Fees	Total
	(In thousands)			
Fiscal year ended:				
2018	$ 16,870	$ 13,216	$ 1,179	$ 31,265
2019	14,717	6,930	–	21,647
2020	10,906	4,306	–	15,212
2021	6,996	1,360	–	8,356
2022	4,255	–	–	4,255
2023 and thereafter	1,710	–	–	1,710
	$ 55,454	$ 25,812	$ 1,179	$ 82,445

The changes in our deferred revenue during the year ended December 31, 2017 is reflected in the following table.

	Initial Listing Fees	Listing of Additional Shares Fees	Annual Renewal and Other Fees	Total
	(In thousands)			
Balance at January 1, 2017	$ 54,527	$ 36,821	$ 1,248	$ 92,596
Additions	18,032	11,361	153,803	183,196
Amortization	(17,105)	(22,370)	(153,872)	(193,347)
Balance at December 31, 2017	$ 55,454	$ 25,812	$ 1,179	$ 82,445

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Exchange is disregarded as an entity separate from its indirect owner, NASDAQ, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Exchange computes its provision for income taxes by applying the rate applicable to NASDAQ to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Exchange, NASDAQ shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to NASDAQ.

The Tax Cuts and Jobs Act was enacted on December 22, 2017 and is effective January 1, 2018. The new legislation contains several key provisions, including a reduction of the U.S. corporate income tax rate from 35% to 21%. The Exchange is required to remeasure all our U.S. deferred tax assets and liabilities as of December 22, 2017 and record the impact of such remeasurement in our 2017 financial statements. For the year ended December 31, 2017, the Exchange recorded a decrease to tax expense of $18 million, all of which reflects the estimated impact associated with the remeasurement of the net deferred tax liability at the lower U.S. federal corporate income tax rate. The Tax Cuts and Jobs Act also imposes a transition tax on unremitted aggregate accumulated earnings of non-U.S. subsidiaries. The Exchange is not subject to the transition tax.

SAB 118 has provided guidance which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As of December 31, 2017, we have recorded a provisional estimate of the effects of the new legislation. We will continue to analyze the Tax Cuts and Jobs Act and related accounting guidance and interpretations in order to finalize any impacts within the measurement period.
The income tax provision consists of the following amounts:

	Year Ended December 31, 2017
	(In thousands)
Current income taxes:	
Federal	$ 115,731
State	32,989
Total current income taxes	$ 148,720
Deferred income taxes:	
Federal	(12,545)
State	5
Total deferred income taxes	(12,540)
Total income tax provision	$ 136,180

6. Income Taxes (continued)

A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate for the year ended December 31, 2017 is as follows:

	Year Ended December 31, 2017
U.S. federal income tax rate	35.0%
State and local income tax rate, net of federal effect	5.4
Change in deferred taxes due to change in tax rates	(4.4)
Excess tax benefits related to employee share-based compensation	(2.6)
Other	(0.4)
Effective tax rate	33.0%

The temporary differences, which give rise to our deferred tax assets and (liabilities) consisted of the following:

	December 31, 2017
	(In thousands)
Deferred tax assets:	
Deferred revenues	$ 15,103
Compensation and benefits	5,691
Provision for bad debts	244
Gross deferred tax assets	21,038
Deferred tax liabilities:	
Amortization of software development costs	(9,738)
Amortization of acquired intangible assets	(38,570)
Depreciation and amortization	(6,372)
Gross deferred tax liabilities	(54,680)
Net deferred tax assets (liabilities) before valuation allowance	(33,642)
Less: valuation allowance	–
Net deferred tax liabilities	$ (33,642)

6. Income Taxes (continued)

As of December 31, 2017, we had $2.1 million of unrecognized tax benefits (which includes interest), all of which would affect tax expense if recognized.

The Exchange recorded a reduction of $271 thousand in interest related to income taxes for the year ended December 31, 2017. The Exchange accrued $245 thousand as of December 31, 2017 for interest, net of tax effect.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by NASDAQ for tax year 2017. NASDAQ federal income tax returns for the years 2012 through 2015 are under examination by the Internal Revenue Service ("IRS") and we are subject to examination by the IRS for 2016. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2015, and the Exchange is subject to examination for 2016.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides NASDAQ's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from NASDAQ. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

The grant date fair value of PSUs is based on the closing price of NASDAQ stock at the date of grant less the present value of future cash dividends. PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. The Exchange has two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR").

Under the one -year performance-based program, an employee may receive from 0.0% to 150.0% of the target amount granted, depending on the achievement of performance measures. These awards vest ratably on an annual basis over a three-year period commencing with the end of the performance period. Compensation cost is recognized over the performance period and the three -year vesting period, taking into account an estimated forfeiture rate.

Under the three-year performance-based program, each individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three -year vesting period. Performance will be determined by comparing NASDAQ's TSR to two peer groups, each weighted 50.0% . The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. NASDAQ's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by NASDAQ's overall performance against both peer groups. However, if NASDAQ's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout

7. Share-Based Compensation (continued)

will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition. Assumptions used in the Monte Carlo simulation model include the weighted average risk-free rate and the expected volatility. The risk-free interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Parent uses historic volatility for PSU awards issued under the TSR program, as implied volatility data could not be obtained for all the companies in the peer groups used for relative performance measurement within the TSR program. Any expenses related to this program that impacts employees of the Exchange are allocated to the Exchange.

Restricted stock is generally time-based and vests over a four-year period beginning on the date of the grant. The grant date fair value of restricted stock awards is based on the closing price of NASDAQ stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted generally vest 25.0% on the second anniversary of the grant date, 25.0% on the third anniversary of the grant date, and 50.0% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The following table shows the total share-based compensation expense allocated to the Company through an intercompany transaction from NASDAQ resulting from equity awards for the year ended December 31, 2017 included in *Compensation and benefits* on the Consolidated Statement of Income:

	Year Ended December 31, 2017
	(In thousands)
Share-based compensation expense before income taxes	$ 15,220
Income tax benefit	(6,158)
Total share-based compensation expense after income taxes	$ 9,062

At December 31, 2017, $21.2 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.6 years.

8. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates. Third party revenues earned by the Company are collected on its behalf by the Parent resulting in receivables from affiliated companies. Such

8. Related Party Transactions (continued)

revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. Additionally, expenses incurred by the Exchange are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

NES operates solely as the routing broker dealer for the Exchange, BX, PHLX, ISEL, GEMX, and MRX, affiliated entities of the Exchange. Under separate equity and options service agreements, the Exchange, BX, PHLX, ISEL, GEMX, and MRX agree to pay a fee per share for routing orders related to securities. Revenue is recognized as earned, and is allocated through an intercompany account. Additionally, expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

The Company, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Company and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Company's proportionate share of each expense incurred. In addition, certain transfer pricing arrangements are established with certain affiliates related to the shared services. The transfer pricing arrangements utilize a "cost plus" model whereby costs incurred by the Company on behalf of these foreign affiliates are charged back on a "cost plus" basis. The Company allocated out $25.7 million in expenses for the year ended December 31, 2017, as revenues recognized, and is included in *Other* revenue on the Consolidated Statement of Income.

Occupancy costs are based on leases and adjusted for allocations to/from NASDAQ based on a corporate allocation model based on usage by entity. The Company was allocated $8.4 million in expenses for the year ended December 31, 2017, which is included in *Occupancy* on the Consolidated Statement of Income.

A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2017, $368.6 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on an annual basis in accordance with NASDAQ's intercompany settlement policy. In 2017, the Exchange paid a dividend of $900.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc.* The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net of reserve for uncollectible accounts*, *Receivable from Nasdaq, Inc.*, *Other assets*, *Accounts payable and accrued expenses*, *Section 31 fees payable to SEC*, and *Accrued personnel costs* are reported at their contractual amounts, which approximate fair value.

10. Risks and Uncertainties

EXCH's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of EXCH's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which EXCH competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. EXCH may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, EXCH must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If EXCH is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, EXCH may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its market technology business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

The Exchange is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. The Exchange's potential exposure to credit losses on these transactions is represented in the *Receivables, net of reserve for uncollectible accounts* balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect the Exchange's consolidated financial position and results of operations.

The EXCH's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of EXCH's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that EXCH submits. In addition, the SEC may delay either the approval process or the initiation

10. Risks and Uncertainties (continued)

of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on EXCH's business, financial condition and operating results. EXCH must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail could result in significant additional expenditures, including to implement any new technology to meet any plan's requirements. EXCH, in conjunction with all other national securities exchanges, has funded CAT NMS, LLC which shall create, implement, and maintain the CAT. EXCH holds unsecured promissory notes issued by CAT NMS, LLC where such notes will be repaid from proceeds from fixed fees based on message traffic generated by industry members and assessed by the CAT plan processor. AT December 31, 2017, the Exchange holds $2.6 million in promissory notes from CAT MNS, LLC and the amount due is included in *Other assets* on the Consolidated Balance Sheet.

11. Commitments, Contingencies and Guarantees

Brokerage Activities

NES, as a registered broker-dealer, is subject to regulatory requirements intended to ensure its general financial soundness and liquidity. These requirements obligate NES to comply with minimum net capital requirements. NES is subject to the SEC's Uniform Net Capital Rule 15c3-1. At December 31, 2017 NES was required to maintain minimum net capital of $0.3 million and had total net capital of approximately $7.3 million, or $7.0 million in excess of the minimum amount required. NES is also subject to OCC Rule 302 which requires maintenance of net capital equal to the greater of $2.0 million or 6 2/3 percent of aggregate indebtedness. At December 31, 2017, the Company had $5.3 million of net capital in excess of this minimum requirement.

NES provides guarantees to securities clearinghouses and exchanges under its standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to a clearinghouses or exchange, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. NES's maximum potential liability under these arrangements cannot be quantified. However, we believe that the potential for NES to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Consolidated Balance Sheet for these arrangements.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote,

11. Commitments, Contingencies and Guarantees (continued)

message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate.

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect our business.

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Litigation

We may be subject to claims arising out of the conduct of our business. Currently, there are certain legal proceedings pending against us. We believe, based on the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on our business, consolidated financial condition, or operating results. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on our consolidated financial condition or operation results.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 28, the date the consolidated financial statements were available to be issued and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, Subsequent Events.